SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management Information Circular, dated May 6, 2013.
2.	Form of Proxy
3.	Notice of Annual and Special Meeting of the Shareholders Meeting

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

Notice of Meeting and Information Circular

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held June 19, 2013

May 6, 2013

May 6, 2013

Dear Shareholders:

You are cordially invited to attend an annual and special meeting of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company"), which will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, June 19, 2013 at 3:00 p.m.  Enclosed with this letter is a formal Notice of the Annual and Special Meeting of Shareholders, Information Circular and form of proxy.

The attached Information Circular contains important information about the meeting, including how to vote at the meeting, the directors nominated for election this year and other matters to be acted upon at the meeting.  Two matters of special business will be voted on at the meeting, being the confirmation of a by-law providing advance notice requirements for the nomination of directors and the renewal of the Company's Shareholder Rights Plan.

On behalf of the Board and management, I encourage you to attend the meeting on June 19, 2013.  If you are unable to attend, please feel free to direct questions or comments to my attention at Sonde Resources Corp., 3100, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6.  We appreciate your continued interest and participation in the Company and value your feedback, at any time of year.

Thank you for your continued support and I look forward to seeing you at the meeting.

Yours truly,

(Signed) "Jack W. Schanck"

Jack W. Schanck

President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	i
INFORMATION CIRCULAR	1
PURPOSE OF SOLICITATION	1
APPOINTMENT AND REVOCATION OF PROXIES	1
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES	2
VOTING OF PROXIES	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON	4
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	4
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	4
EXECUTIVE AND DIRECTOR COMPENSATION	4
CORPORATE GOVERNANCE	26
MEETING MATTERS	34
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	40
OTHER BUSINESS	40
ADDITIONAL INFORMATION	40
APPENDIX "A"	A1
BOARD MANDATE AND GUIDELINES FOR CORPORATE GOVERNANCE	A1
APPENDIX "B" ADVANCE NOTICE BY-LAW	B1
APPENDIX "C"	C1
SHAREHOLDER RIGHTS PLAN	C1

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held June 19, 2013

TO THE SHAREHOLDERS OF SONDE RESOURCES CORP.

Notice is hereby given that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, June 19, 2013, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2012 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint Deloitte LLP as auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to confirm the adoption of a by-law providing advance notice requirements for the nomination of directors;

5.	to confirm the renewal of the Company's shareholder rights plan; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Only Shareholders of record at the close of business on May 17, 2013 are entitled to receive notice of and to vote at the Meeting or any adjournment.

If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Common Shares, at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857.  Alternatively, registered Shareholders may use the internet site at www.valianttrust.com to transmit their voting instructions.  All proxies and voting instructions must be received by Valiant Trust Company by no later than 3:00 p.m. (Calgary time) on June 17, 2013 or two business days preceding the date of any adjournment.  For further instructions on voting using the internet, see "Appointment and Revocation of Proxies" in the accompanying Information Circular.

If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Jack W. Schanck"
Jack W. Schanck
President and Chief Executive Officer

May 6, 2013

INFORMATION CIRCULAR

for the Annual and Special Meeting of Shareholders to be held June 19, 2013

PURPOSE OF SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Sonde Resources Corp. ("Sonde" or the "Company") for use at the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of the Company.

The Meeting will be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta on June 19, 2013 at 3:00 p.m. (Calgary time) and at any adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") accompanying this Information Circular.  Information contained herein is given as of April 30, 2013 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile, in person or by other means of communication by directors, officers and employees of Sonde who will not be additionally compensated.  All costs and expenses incurred in connection with the solicitation of proxies will be borne by Sonde.

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of Sonde.  A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof.

All proxies must be deposited with Valiant Trust Company, the registrar and transfer agent of the Common Shares, by no later than 3:00 p.m. (Calgary time) on June 17, 2013 or two business days preceding the date of any adjournment.  Registered Shareholders may deposit their proxies by:

(1)	delivering their proxy to Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1;

(2)	faxing their proxy to Valiant Trust Company at (403) 233-2857; or

(3)
using the internet site at www.valianttrust.com to transmit their voting instructions.   Shareholders should have the form of proxy in hand when they access the web site.   Shareholders will be prompted to enter their Control Number, which is located on the form of proxy.   The website may be used to appoint a proxy holder to attend and vote on a Shareholder's behalf at the Meeting and to convey a Shareholder's voting instructions.

Information Circular 1

A registered Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing, executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof, and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

If a registered Shareholder has voted using the internet and such Shareholder wishes to change their appointment or change their voting instruction, the Shareholder must resubmit their proxy or voting instruction prior to the deadline noted above.  When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Sonde as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Sonde.  Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy.  The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile.  Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Information Circular 2

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.  The enclosed form of proxy confers discretionary authority upon the persons named therein.  If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Information Circular, the management of Sonde knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of Sonde (the "Board") has fixed May 17, 2013 as the record date.  Shareholders at the close of business on May 17, 2013 are entitled to receive notice of the Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to May 17, 2013; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

As of April 30, 2013, 62,301,446 Common Shares were issued and outstanding as fully paid and non-assessable.

As of April 30, 2013, to the knowledge of the directors and executive officers of Sonde, there are no persons or companies who beneficially own, directly or indirectly, or control or direct Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares, except as set forth below:

Name	Voting Securities Held	Percentage of Voting Securities Held
Clayton H. Riddell	8,117,355 Common Shares(1)	13.0

Note:

(1)
Includes 225,000 Common Shares held personally, 7,700,000 Common Shares held by Treherne Resources Ltd., a private company controlled by Mr. Clayton H. Riddell and 192,355 Common Shares held by the Riddell Family Charitable Foundation.

As of April 30, 2013, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, or exercised control and direction over 605,825 Common Shares, representing less than one percent of the issued and outstanding Common Shares.

As of April 30, 2013, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, 3,091,000 options ("Options") to purchase Common Shares issuable pursuant to the stock option plan (the "Option Plan") of the Company.  If all such Options were exercised, the directors and executive officers of Sonde, as a group, would hold approximately 5.7 percent of the then issued and outstanding Common Shares (on a fully diluted basis).

Information Circular 3

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Management of Sonde is not aware of any material interest, direct or indirect, of any director or executive officer of Sonde or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer of Sonde, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding Options, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under the Option Plan as at December 31, 2012.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by Shareholders(1)	4,728,691	$2.40	1,501,454
Equity compensation plans not approved by Shareholders	Nil	N/A	N/A
Total	4,728,691	$2.40	1,501,454

Note:

(1)	The only equity compensation plan adopted by the Company is the Option Plan. For a description of this plan, see "Incentive Plan Awards - Description of the Option Plan".

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Company's philosophy for executive compensation, the elements of compensation and the objectives for such elements. This disclosure is intended to communicate the compensation provided to the Company's senior leaders during 2012, being the four identified named executive officers ("Named Executive Officers").

The Named Executive Officers who are the focus of the CD&A are as follows: Jack W. Schanck, President and Chief Executive Officer ("CEO"); William K. Dirks, Chief Operating Officer ("COO"); Kurt A. Nelson, Chief Financial Officer ("CFO") and Toufic Nassif, President of Sonde North Africa ("President, North Africa").  Mr. Nassif provided his services to the Company on a consulting basis from November 23, 2011 until November 16, 2012.  On November 16, 2012 Mr. Nassif was appointed President, North Africa in respect of a wholly-owned subsidiary of the Company.  As such, Mr. Nassif was compensated as a consultant through November 30, 2012.  The discussion regarding compensation for Mr. Nassif is based on the terms of his executive employment contract, unless otherwise noted.

The Company's executive compensation program is administered by the Compensation Committee which is comprised solely of independent directors.  The Compensation Committee is responsible for assisting the Board in designing, reviewing and modifying the Company's executive compensation program to ensure it reflects the objectives and long term interests of the Company, as well as developing the

Information Circular 4

Company's corporate succession and development plans at the executive and senior officer level.  For most matters, the determinations of the Compensation Committee are subject to the review and approval of the Board.  It is also part of the Compensation Committee's mandate to review and recommend to the Board for approval this CD&A.

Compensation Committee

The Compensation Committee is currently comprised of Messrs. Riddell, Lancaster and Turnbull, each of whom is independent within the meaning of National Instrument 52-110, Audit Committees.  The Committee members' experience in leadership roles during their careers, their extensive knowledge of the energy industry and the local market and their mix of experience in areas of operations, financial matters, corporate strategy and legal, regulatory and governance matters provides the collective experience, skills and qualities to effectively allow the Committee to carry out its mandate.  The specific experience and skills of the members of the Compensation Committee are detailed below.

James H.T. Riddell has served as the Chairman of the Compensation Committee since 2010.  Mr. Riddell is presently the President and Chief Operating Officer of Paramount Resources Ltd. and President and Chief Executive Officer of Trilogy Energy Corp.  In these roles, Mr. Riddell has been primarily responsible for overseeing compensation matters for employees of the organizations in which he has been involved, advancing recommendations to the respective boards of directors regarding executive compensation matters and been actively involved in the establishment and implementation of compensation programs.

W. Gordon Lancaster has served as a member of the Compensation Committee since May 2011.  Mr. Lancaster is presently an independent business consultant and from January 2004 to November 2009, Mr. Lancaster was the Chief Financial Officer of a public oil and gas company.  Prior thereto Mr. Lancaster was with Deloitte LLP (formerly Deloitte & Touche LLP) for 20 years, including five years as a partner.  Mr. Lancaster serves as the chair of the compensation committee of SouthGobi Resources Ltd., a public mining company.  In this role and his role as Chief Financial Officer of several other public companies, Mr. Lancaster has been responsible for human resources and corporate executive compensation planning and execution.

Gregory G. Turnbull has served as a member of the Compensation Committee since November 2011.  Mr. Turnbull is a partner with the law firm McCarthy Tétrault LLP and currently serves on the compensation committees of Crescent Point Energy Corp., Storm Resources Ltd., Hawk Exploration Ltd.,  Porto Energy Corp. and Sunshine Oilsands Ltd.  In these various roles, Mr. Turnbull has had frequent interaction with professional compensation advisors and matters pertaining to executive and director compensation.

The Committee met four times during the year.  All meetings of the Compensation Committee are documented in the form of minutes.  During 2012, in camera sessions were held at three of the four meetings of the Committee.

Objectives of the Compensation Program

The primary objectives of the Company's executive compensation program are: (i) to attract and retain talented and experienced people by providing competitive total compensation; (ii) to motivate and reward executive officers; (iii) to align the interests of executive officers and Shareholders; and (iv) to provide flexibility to enable the Company to be responsive to changes in the organization, the marketplace and the economy.

Compensation Process

The Board, relying on significant input from the Compensation Committee, has the ultimate responsibility for the Company's compensation program and compensation decisions.  The Compensation Committee and the Board generally seek advice of officers and other advisors when making these decisions.  When determining senior officer compensation, the Board evaluates the Company's performance relative to the corporate objectives and strategic business plans and the executive's individual achievements during the

Information Circular 5

year.  The CEO assists the Compensation Committee and the Board in setting annual corporate performance goals that apply to all employees, including the Named Executive Officers.

Compensation Consultant

When the Compensation Committee considers it necessary or advisable, it may retain, at the Company's expense, outside consultants or advisors to assist or advise the Committee on any matter within its mandate.  In September 2011, the Compensation Committee began a search for a compensation consultant to review and advise the Committee on the competitiveness and effectiveness of its executive compensation program.  In November 2011, the Committee engaged Stone Partners, Inc., now Frost HR Consulting, an independent third party executive compensation consultant, to provide a compensation assessment by assisting the Committee in creating a peer group for use in benchmarking executive compensation practices.  The compensation assessment was presented to the Compensation Committee by Frost HR Consulting in February 2012.

Executive Compensation Related Fees

The following table sets forth the aggregate fees billed by Frost HR Consulting for services related to benchmarking the compensation for the Company's CEO, COO and CFO for the two most recently completed financial years.

	2012	2011
Executive Compensation related fees	US$17,383	US$1,801
All other fees	Nil	Nil
Total	US$17,383	US$1,801

No services other than executive compensation related services were provided by Frost HR Consulting and no services were provided by Frost HR Consulting to management of the Company.  No other consultant or advisor was engaged by the Company in respect of compensation related services in 2012 or 2011.

Independent Compensation Review

Frost HR Consulting conducted a market analysis for both the Canadian and US markets for the CEO, COO and CFO of comparable companies and presented their analysis and findings to the Compensation Committee.  No benchmarking was undertaken with respect to similar positions to the President, North Africa as that position did not exist as at the date of the analysis. A US market analysis was undertaken as the CEO, COO and CFO were recruited from the US market in 2010 following an extensive search process in both Canada and the US to identify an experienced and capable management team with international and Canadian oil and gas experience.

For purposes of the market analysis, 10 Canadian peer companies and seven US peer companies were identified based on an assessment of total assets, market capitalization and enterprise value as at December 2011. The Canadian peer group included Anderson Energy Ltd., Chinook Energy Inc., Equal Energy Ltd., Guide Exploration Ltd., Ivanhoe Energy Inc., Midway Energy Ltd., Novus Energy Inc., Vero Energy Inc., Westfire Energy Ltd. (now Longview Oil Corp.) and Winstar Resources Ltd. The US peer companies included Approach Resources Inc., Crimson Exploration Inc., Gastar Exploration Ltd., GeoResources Inc., Magnum Hunter Resources Corp., Ram Energy Resources Inc. and Rex Energy Corp.  Certain assumptions were made by Frost HR Consulting with respect to the value of long-term incentive awards made as an inducement to joining Sonde in order to provide comparability with the peer companies.

The market analysis presented by Frost HR Consulting was one of many factors considered by the Compensation Committee in formulating its recommendations to the Board with respect to 2012 compensation arrangements for the CEO, COO and CFO.  Specific initiatives undertaken by the Board during 2012, such as the process to identify and evaluate alternatives to finance the Company's

Information Circular 6

obligations in North Africa, decisions to shut-in natural gas production at certain price levels and other circumstances impacted the compensation paid to the Named Executive Officers.

Elements of Compensation

Standard compensation arrangements for the Named Executive Officers generally include three key elements: (i) base salary; (ii) performance based cash bonus; and (iii) long-term incentives including Options, stock units and restricted share units.  The Named Executive Officers are also eligible to participate in the same benefits as are offered to full-time employees.  The Company does not view these benefits as a significant element of its executive compensation structure.  The Committee does not have a formal policy for allocating compensation between cash and non-cash compensation.

Base Salaries

The objective of base salary compensation is to attract, retain and reward executive officers and employees.  It is a fixed level of regularly paid cash compensation for performing day-to-day responsibilities.  Base salary is intended to be competitive with companies of similar size, industry and scope of operations.  In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and salary norms in the sector and the general marketplace.  Subjective factors such as leadership, commitment, contribution and attitude are also considered.

Base salaries of executive officers were established prior to their commencement of employment or service through arm's length negotiations and are reviewed annually by the Committee.  In addition to the above factors, decisions regarding salary are impacted by each executive officer's current salary and the amounts paid to peers outside the Company that have comparable responsibilities in similarly positioned companies.

Performance Based Cash Bonuses

The Board, based upon recommendations from the Compensation Committee, has authority to award discretionary annual cash bonuses to executives and employees, which are intended to motivate and reward the recipients for the achievement of short-term and long-term goals.  The actual amount of any bonus is determined following a review of corporate performance and each employee's individual performance.  Corporate performance is assessed based upon goals and objectives established for the current year.  Individual performance is based on both qualitative and quantitative criteria that is intended to recognize individual contributions to the achievement of the Company's short-term and long-term goals and objectives.  This individual performance assessment takes into account the level of responsibility and ability to influence or affect overall corporate performance.

Currently, the executive employment agreements for the Named Executive Officers provide for discretionary performance based cash bonuses of up to 100% of base salary for the CEO, COO and President, North Africa and 50% of base salary for the CFO.  However, in certain circumstances, the Board may exercise its discretion to increase a cash bonus in excess of these levels, including instances where the Named Executive Officer's contribution during the year merits additional recognition.

Stock Units and Restricted Share Units

In connection with the recruitment of the CEO and COO, the Board granted stock unit awards ("Stock Units") to the CEO and COO.  Each Stock Unit tracks the value of a Common Share of the Company and entitles the holder to receive a cash payment based upon the market value of the Company's Common Shares upon meeting certain vesting criteria. Vesting of Stock Units is generally time based but may also include performance criteria such as the achievement of a minimum share price.  The grant of Stock Units is intended to provide an element of incentive compensation that is directly tied to share value over time in order to promote longer-term shareholder returns.  For details of the outstanding Stock Units, see "Outstanding Stock Units and RSUs - Named Executive Officers".

In March 2011, the Board approved a new restricted share unit plan of the Company (the "RSU Plan"). The RSU Plan is a long term incentive plan intended to, among other things, provide employees, senior

Information Circular 7

officers, directors and consultants with an element of incentive compensation that is directly tied to share value over time in order to promote longer-term shareholder returns.  For a description of the RSU Plan and details of the outstanding restricted share units ("RSUs") and Stock Units, see "Incentive Plan Awards - Description of the RSU Plan" and "Outstanding Stock Units and RSUs - Named Executive Officers".

Options

Option grants are an integral component of the compensation package for the Company's executives and employees.  The Option Plan is designed to: (i) recognize and reward the impact of longer-term strategic actions undertaken by management; (ii) align the interests of the Company's executives and employees with Shareholders; (iii) focus management on developing and successfully implementing the continuing growth strategy of the Company; (iv) foster the retention of key management personnel; and (v) attract talented individuals to the Company.

Option grants are approved by the Board after considering the recommendations of the Committee.  In granting new Options, consideration is given to: (i) the number and terms of Options already outstanding on an individual basis; (ii) the limits imposed by the Toronto Stock Exchange ("TSX") and the Option Plan on the total number of Options that may be outstanding; and (iii) the expected impact of the role of the executive on the Company's performance and strategic development.  The Committee then uses its discretion to adjust the number of Options to be granted to executives and employees up or down based upon individual performance and other factors.  See "Incentive Plan Awards - Description of the Option Plan" for details on the Option Plan.

Benefits and Other Perquisites

The Company has an employee stock savings plan ("ESSP") under which officers and employees may contribute up to 5% of their base salaries towards the purchase of Common Shares through the facilities of the TSX and the Company matches these contributions. Participation in the ESSP is voluntary.

In addition, the Named Executive Officers are eligible to participate in the benefits generally offered to all full time employees such as life insurance, disability, medical, dental, health and accident plans and four to six weeks of annual paid vacation.  In addition, Named Executive Officers are entitled to perquisites which are personal benefits not generally available to all employees.  These perquisites vary by Named Executive Officer and include items such as a car allowance, parking, US health coverage and annual membership costs.  These benefits and other perquisites are designed to be competitive overall with equivalent positions in similar companies.

Employment Agreements and Share Ownership Requirements

Executives' employment agreements alleviate personal uncertainty and provide fair treatment in the event of termination or change in role, especially in the case of a change of control.  In exchange, the executives commit to non-solicitation and confidentiality restrictions in the event of termination.

In addition, the executive employment agreements for each of the Named Executive Officers contains share ownership requirements.  Each of the Named Executive Officers has two years from the effective date of their executive employment agreement to achieve their personal share ownership requirement.  The CEO, COO and President, North Africa must attain and retain a level of ownership equal to the lesser of 300,000 Common Shares and 1.5 times base salary and the CFO must attain a level of ownership equal to $200,000.  Non-compliance provides the Company with the recourse of terminating the executive for cause.  Three of the Named Executive Officers have acquired Common Shares and the following table sets forth the dates on which the Named Executive Officers must meet their minimum share ownership requirement:

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Named Executive Officer	Deadline for Meeting Minimum Share Ownership Requirement
Jack W. Schanck(1)	October 2013
Kurt A. Nelson	May 2014
William K. Dirks	October 2014
Toufic Nassif	November 2015

Note:

(1)
Mr. Schanck has advised the Company of his intention to retire from his position as President and Chief Executive Officer effective on the earlier of June 30, 2013 and the appointment of his successor.

For more details on the holdings of the Named Executive Officers, see "Equity Ownership Requirements".

Analysis of 2012 Compensation and Compensation Decisions

Compensation decisions and payments made during 2012 were significantly influenced by recruitment decisions that occurred in the fall of 2010 and the existence of specific terms regarding base salary and incentive compensation contained in executive employment agreements that were negotiated at arm's length with the CEO, COO and CFO in 2010 and 2011 by a special committee of the Board of Directors. The market analysis presented by Frost HR Consulting confirmed that:

•	Sonde's total cash compensation for its CEO, COO and CFO was more consistent with the US peer group than the Canadian peer group; and

•	the CEO, COO and CFO target direct compensation was consistent with the US market 75th percentile and the Canadian market 100th percentile.

In addition, the report by Frost HR Consulting recommended that the Compensation Committee consider whether long-term incentives should have a heavier weighting than annual incentives to reflect the Company's strategic goals.

Base Salaries

Base salaries for the Named Executive Officers were established at the time of hire.  Based on the benchmarking analysis completed by Frost HR Consulting and a consideration of the  requirements of the respective positions of the CEO, COO and CFO and their respective responsibility and experience, no increase in base salaries was recommended or approved for 2012 for these executive officers.  Effective October 1, 2012, Mr. Schanck voluntarily reduced his base salary by 20% to $360,000, in conjunction with staff reductions and compensation reductions adopted by the Board in respect of its compensation. This reduction in base salary resulted in an annual salary for the CEO for 2012 of $427,500.

Toufic Nassif was appointed President, North Africa in November 2011 and, until December 1, 2012,  provided his services pursuant to a consulting arrangement.  In November 2012, Mr. Nassif became an employee of a subsidiary of the Company and his base salary of US $375,000 was established based upon his consulting arrangement and the existing base salaries of the other Named Executive Officers.

Performance Based Cash Bonuses

Bonus awards for 2012 were based on an assessment of corporate and individual performance criteria described below.  The following table sets out the target bonuses for the Named Executive Officers and the value of performance based bonuses earned by the Named Executive Officers with respect to 2012 performance:

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Name	2012 Salary ($)	Target Bonus (% of Salary)	Target Bonus ($)	Bonus Awarded ($)	Bonus Awarded (% of Salary)
Jack W. Schanck	427,500(1)	100	427,500	125,000	30(1)
Kurt A. Nelson	350,000	50	175,000	125,000	35
William K. Dirks	325,000	100	325,000	125,000	38
Toufic Nassif	334,227(2)	100	334,227	62,500	19

Notes:

(1)	Represents reduced salary of $360,000 from October 1, 2012 through December 31, 2012. Based on the reduced salary, bonus awarded represents 35% of base salary.

(2)
Mr. Nassif served on a consulting basis as President, North Africa from January 1, 2012 through November 16, 2012 and was compensated in accordance with his consulting agreement until November 30, 2012.  Mr. Nassif entered into an executive employment agreement effective November 16, 2012 and received compensation in this capacity commencing December 1, 2012.  Amounts have been converted to Canadian dollars based upon the exchange rate at December 31, 2012.

In prior years the Board, with input from management and based on the recommendation of the Compensation Committee, established a scorecard of corporate performance objectives and weightings for measuring the performance of all employees, including the Named Executive Officers.  The scorecard of corporate performance objectives included matters such as:

Corporate Performance Objective	Description
Operations - Canada
Corporate performance is assessed through a review of:
• reserves additions
• average and total annual production, split for crude oil versus natural gas
• management of operating costs (total and on a per barrel of oil equivalent basis)
• health, safety and environmental performance
• management of general and administrative expenses relative to corporate activity

Capital (Value Creation) - Canada	Corporate performance is assessed through a review of: • finding and development costs • capital efficiency • identification of exploration opportunities
Strategies
Corporate performance is assessed through a review of:
• overall financial condition and performance relative to budget
• execution of activities focused on increasing the weighting of oil production
• identification of new business opportunities

North Africa	Corporate performance is assessed through a review of: • financing activities and the advancement of development of the Joint Oil Block • capital spending relative to budget
Other	Specific accomplishments not otherwise forecast or budgeted that enhance the overall value of the Company

For 2012, the scorecard of corporate performance objectives and weightings was utilized for the purposes of establishing bonuses paid to employees of the Company. An overall corporate rating of 54% was achieved.  However, when considering the performance bonuses for the Named Executive Officers, the Compensation Committee acknowledged the outcome from the corporate performance scorecard but focused on measuring performance relative to specific strategic performance goals that had been established for the Named Executive Officers during 2012.  These goals included:

•
Protect, preserve and retain the rights of the Company under the Exploration Production Sharing Agreement ("EPSA") - in this regard, the Named Executive Officers negotiated an amendment to the EPSA providing for an extension of the three well exploratory drilling commitment from the

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first exploration phase (which expired December 23, 2012) to the second exploration phase (expiring December 23, 2015).

•
Identify, evaluate and secure an alternative to finance the Company's obligations under the EPSA with respect to its interest in the Joint Oil Block - in this regard, the Named Executive Officers negotiated a farm-out agreement in respect of 66.67% of the Company's interest in the EPSA relating to the Joint Oil Block to Viking Energy North Africa Limited, a private company, the closing of which remains subject to approval by Joint Oil.

•
Pursue the development of the Zarat field - in this regard, the Named Executive Officers advanced discussions and reached a tentative agreement with PA Resources, the Zarat license holder, on the unitization principles of the Zarat field, the details of which are subject to completion of definitive documentation.

•
Explore and evaluate potential strategic alternatives with regard to Sonde’s Western Canadian production and exploratory acreage, with a view to enhancing shareholder value - in this regard, the Named Executive Officers have been actively engaged in the strategic alternatives process with FirstEnergy Capital Corp., which remains ongoing.

The Compensation Committee considered the stage of completion of these goals and assessed performance relative to this stage of completion and the risks and uncertainties associated with successfully achieving these objectives.  The Compensation Committee also considered the relative contributions of each of the Named Executive Officers in achieving these corporate performance objectives.  On this basis, the Compensation Committee recommended, and the Board approved, the 2012 performance bonuses referenced above.

Stock Units and RSUs

No Stock Units or RSUs were awarded to any of the Named Executive Officers during 2012.  All long term incentives were established through the granting of Options which provide an opportunity for each of the Named Executive Officers to increase their share ownership through the exercise of these Options upon vesting.

In November 2012, Mr. Schanck voluntarily surrendered 150,000 Stock Units which would have vested on January 1, 2013.  This surrender of Stock Units was in recognition that the original grant of Stock Units did not reflect its intended purpose and as such Mr. Schanck was surrendering the future value associated with one-third of the original award.

Options

In March 2012, the Named Executive Officers (excluding the President, North Africa) received an award of Options to purchase 66,667 Common Shares (66,666 in the case of the CFO) at an exercise price of $2.41 per share, vesting equally over a four year period.  This award of Options was part of the annual award granted to all employees of the Company and was designed to provide a long term incentive for the specified Named Executive Officers.  This annual award of Options was also intended to address the recommendation of Frost HR Consulting to increase the weighting of long-term incentives.

In October 2012, the Board approved an additional award of Options to purchase 250,000 Common Shares at an exercise price of $0.90 to the COO in connection with the extension of his executive employment contract for a further two year period.  These Options vest as to 50,000 Common Shares on the date of grant, 125,000 Common Shares vesting one year from the grant date and 25,000 Common Shares vesting on the second, third and fourth anniversaries of the grant date.  This award of Options provided for more accelerated vesting to align with certain short term objectives established by the Board for the two-year term of the COO's executive employment agreement.

In November 2012, the Board approved the granting of Options to the CEO and CFO as part of a retention program for certain key employees and the Named Executive Officers.  The CEO was granted

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Options to purchase 350,000 Common Shares and the CFO was granted Options to purchase 100,000 Common Shares. These Options have an exercise price of $0.96 per share and vest on April 30, 2013.

In addition, in November 2012 the Board approved the granting of Options to purchase 450,000 Common Shares to the President, North Africa in connection with his execution of an executive employment agreement.  These Options have an exercise price of $0.96 per share and vest as to 150,000 Common Shares on the date of grant, being November 16, 2012, 206,250 Common Shares vesting on November 16, 2013 and 31,250 Common Shares vesting on each of the third, fourth and fifth anniversaries of the date of grant.

Risk Management and Compensation

The Company recognizes that certain compensation arrangements could promote unintended behaviors that may, in certain circumstances, be misaligned with Shareholders' interests.  The Company's executive compensation policies and programs are designed to create appropriate incentives to increase long-term Shareholder value.  While the oil and gas business by its nature requires some level of risk-taking to achieve returns in line with Shareholder expectations, the Company believes that it has structured its policies and programs to limit excess risk-taking.

In particular, the Company believes that the following factors should mitigate the likelihood that its executive officers will take unnecessary or excessive risk for the sake of enhanced rewards:

•	the compensation program provides an appropriate balance between base salary and variable, performance based compensation;

•
the compensation program has been designed and implemented across the organization such that all employees, including the Named Executive Officers,  have a common interest in achieving the corporate goals and objectives as variable compensation is based upon the achievement of these goals;

•
the Board has established a diversified mix of corporate performance goals (including financial and operating goals and health, safety and environment objectives) that are intended to align the behavior of the executive officers with the interests of Shareholders and ensure that the achievement of a single goal is not determinative of compensation;

•	the value of the outstanding Stock Units awarded to the Named Executive Officers is determined based on vesting which ranges up to three years, thus focusing on longer term value creation;

•	the terms of vesting of RSUs granted to Mr. Dirks require the market price of the Common Shares to exceed and remain above a certain threshold thus focusing on maintaining share price appreciation;

•	Options granted to the Named Executive Officers have terms ranging from five to ten years, reinforcing the goal of building and sustaining long-term value in line with Shareholder interests;

•	minimum share ownership requirements for the Company's executive officers ensure that the executives are also Shareholders and, therefore, aligned with the interests of Shareholders; and

•
the Compensation Committee engaged Frost HR Consulting to assist it in creating a peer group and benchmarking the Company's total compensation for executives to ensure that compensation is competitive with peers and aligned with the Company's compensation philosophy and overall corporate strategy.

The Board of Directors has not identified any specific risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

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Neither the executive officers nor directors are permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to offset or hedge a decrease in market value of equity securities granted as compensation or held directly or indirectly by such executive officer or director.

Proposed Changes to the Compensation Process during 2013

The Compensation Committee has not identified any specific changes to the compensation process or compensation program for 2013.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment from December 31, 2007 to December 31, 2012 in the Common Shares with the cumulative total return of the TSX/S&P Composite Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

Date	Sonde	TSX/S&P Composite Total Return Index
December 31, 2007	$100.00	$100.00
December 31, 2008	$41.23	$67.00
December 31, 2009	$21.99	$90.48
December 31, 2010	$25.02	$106.41
December 30, 2011	$18.21	$97.14
December 31, 2012	$11.20	$104.12

The trend shown in the above graph does not necessarily correspond to the trend in the Named Executive Officer compensation for the year ended December 31, 2012 or for any prior periods.  On March 5, 2009, the Company commenced proceedings under the Company's Creditors Arrangement Act and emerged from these proceedings in September 15, 2009.  The current level of compensation for the CEO, COO and CFO was established at the time of their hire in 2010 and was necessary to hire and retain such executives through a critical and challenging period for the Company. Since the date of hire, the base salaries of the COO and CFO have remained unchanged and effective October 1, 2012 the CEO voluntarily reduced his base salary by 20%.  The payment of annual performance bonuses and granting of stock options is reflective of the increased demands that were placed on the CEO, COO and CFO through this period.

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Summary Compensation Table

The following table provides information concerning compensation of the Named Executive Officers for the years ended December 31, 2012, 2011 and 2010.

Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option-Based Awards(1) ($)	Annual Incentive Plans(2) ($)	Long-term Incentive Plans(3) ($)	Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
Jack W. Schanck(5)(14) CEO	2012 2011 2010	427,500 450,000 37,500	Nil Nil Nil	221,265 Nil 2,074,358	125,000 242,500 Nil	397,500 Nil Nil	Nil Nil Nil	62,625(6) 87,583(6) 188,166(6)	1,233,890 757,583 2,300,024
Kurt A. Nelson(7) CFO	2012 2011	350,000 331,000	Nil Nil	127,636 502,005	125,000 150,000	150,000 84,786	Nil Nil	46,271(8) 17,208(8)	798,907 1,074,791
William K. Dirks(9) COO	2012 2011 2010	325,000 325,000 325,000	Nil Nil Nil	171,975 1,515,324 Nil	125,000 242,500 Nil	254,400 Nil Nil	Nil Nil Nil	55,823 39,911(10) 3,092	932,198 2,106,824 292,160
Toufic Nassif(11) President, North Africa	2012 2011	334,227 47,379	Nil Nil	187,290 Nil	62,500 51,224(13)	Nil Nil	Nil Nil	28,491(12) Nil	612,508 98,603

Notes:

(1)
Amounts disclosed under "Option-Based Awards" represent Option grants and are based on the fair value of the award on the grant date for the specified year and pricing at the time of grant as determined using the Black-Scholes model. For details regarding the Option Plan, see "Incentive Plan Awards - Description of the Option Plan".

(2)
Amounts reported under "Annual Incentive Plans" represent annual discretionary cash bonus payments awarded for performance during the periods specified.  Amounts reflected for 2011 were paid in 2012 and amounts reflected for 2012 were paid in 2013.

(3)
Amounts reported under "Long-term Incentive Plans" represent cash amounts paid or payable upon vesting of outstanding RSUs and Stock Units.  For details regarding the RSU Plan, see "Incentive Plan Awards - Description of the RSU Plan" and for a description of the Stock Units, see "Compensation Discussion and Analysis".

(4)
Except as otherwise specifically disclosed below, the amount reported under "All Other Compensation" for Named Executive Officers generally includes matching payments under the ESSP, health benefits and car allowance and insurance payments.

(5)	Mr. Schanck was appointed CEO on October 19, 2010 and began receiving a salary on December 1, 2010. Mr. Schanck voluntarily reduced his base salary by 20% to $360,000 effective October 1, 2012.
(6)
Mr. Schanck's other compensation for 2010 includes a signing bonus ($75,000).   Mr. Schanck's other compensation for 2011 includes a car allowance, US health coverage payments, matching payments under the ESSP ($22,500) and annual membership costs ($41,083). Mr. Schanck's other compensation for 2012 includes a car allowance, US health coverage payments and matching payments under the ESSP ($20,625).

(7)	Mr. Nelson served on a consulting basis as Interim CFO from March 2, 2011 until his appointment as CFO on May 25, 2011 and began receiving compensation as CFO on June 1, 2011.
(8)
Mr. Nelson's other compensation for 2011 is for US health coverage payments ($7,000) and matching payments under the ESSP ($10,208). Mr. Nelson's other compensation for 2012 includes US health coverage payments and matching payments under the ESSP ($16,771).

(9)	Mr. Dirks served on a consulting basis as interim COO commencing May 5, 2010, was appointed COO on October 20, 2010 and began receiving compensation as COO on November 15, 2010.
(10)
Mr. Dirks' other compensation for 2011 includes reimbursement for relocation costs, a car allowance ($12,000), US health coverage payments and matching payments under the ESSP ($15,911).  Mr. Dirks other compensation for 2012 includes a car allowance ($12,000), US health coverage payments and matching payments under the ESSP ($15,573).

(11)
Mr. Nassif served on a consulting basis as President, North Africa commencing November 23, 2011 until his appointment as an officer of a subsidiary of the Company on November 16, 2012.  Amounts reflected for 2012 represent compensation paid both as a consultant (from January 1, 2012 through November 30, 2012) and as an executive officer of the Company (December 2012). Amounts have been converted to Canadian dollars based upon the exchange rate at December 31, 2012.

(12)
Mr. Nassif's other compensation for 2012 includes a signing bonus ($24,981),US health coverage payments, relocation costs and a travel per diem. Amounts have been converted to Canadian dollars based upon the exchange rate at December 31, 2012.

(13)	Mr. Nassif was paid a bonus of US $50,000 pursuant to his consulting agreement in connection with the extension of the initial exploration period under the EPSA.
(14)
Mr. Schanck has advised the Company of his intention to retire from his position as President and Chief Executive Officer effective on the earlier of June 30, 2013 and the appointment of his successor. To aid in the transition, Mr. Schanck has agreed to provide consulting services to the Company.

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Incentive Plan Awards

The Company has adopted an Option Plan and an RSU Plan, the details of which are described below.  In addition, prior to the adoption of the RSU Plan which provides for the award of RSUs, the Company awarded Stock Units to certain officers and directors pursuant to stand alone agreements.  All Stock Unit awards and RSUs are paid in cash and no Common Shares are issued.  As such, these arrangements are reported as non-equity incentive plan compensation in the Summary Compensation Table above.

Description of the Option Plan

The Option Plan was adopted on May 25, 2011 and replaces the previously approved stock option plan of the Company with respect to all Options granted after May 25, 2011.  The Option Plan is intended to provide an incentive, in the form of a proprietary interest in the Company, to officers, directors (subject to limitations), employees and service providers of the Company (collectively, the "Participants") to provide a long term incentive element in compensation and to provide a means through which Sonde can attract and retain persons of experience and ability.

Under the Option Plan:

•
the maximum number of Common Shares reserved for issuance by the Company pursuant to the Option Plan plus any other security-based compensation arrangements (involving an issuance of shares from treasury) shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the time of grant;

•
participation by non-employee directors is restricted such that the number of Common Shares issuable to non-employee directors may not exceed a maximum of 1% of the outstanding Common Shares and, during any calendar year, the value of Options granted to any one non-employee director cannot exceed $100,000;

•
the number of Common Shares, when combined with any other security-based compensation arrangements, issuable (or reserved for issuance) to "insiders" of Sonde may not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

•
no one Participant can receive Options that, when combined with any other security-based compensation arrangement, will entitle that Participant to purchase more than 5% of the issued and outstanding Common Shares (on a non-diluted basis);

•
there may not be issued to insiders, within a one-year period, a number of Common Shares that, when combined with any other security-based compensation arrangement, will exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

•
the exercise price of Options shall not be less than the "market value" of the Common Shares at the date of granting such Option. For purposes of the Option Plan, "market value" means the most recent closing price of the Common Shares on the TSX prior to the date on which the Option is granted;

•
in respect of Options granted subsequent to May 25, 2011, a grant of Options shall vest over a four year period with one quarter of the Options vesting on each of the first, second, third and fourth anniversaries of the grant date, unless otherwise determined by the Board;

•
in respect of Options granted subsequent to May 25, 2011, the term and expiry date shall be determined in the discretion of the Board at the time of granting of the Options, subject to the maximum term allowable for Options being five years (subject to extension in the event of a Black-out Period (as defined in the Option Plan));

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•	in the event a Participant is terminated for cause, all Options granted to such Participant shall expire immediately upon notice of termination;

•
if a Participant ceases to be a director, officer, employee or consultant of Sonde (or an affiliate) other than termination for cause or death or Disability (as defined in the Option Plan) only those options vested at the date of such cessation shall be exercisable for a maximum period of 90 days following such cessation;

•
if a Participant ceases to be a director, officer, employee or consultant of Sonde (or an affiliate) by reason of death or Disability, the Options then vested will be exercisable for a period of one year unless they expire at an earlier date;

•
upon the occurrence of a Change of Control Transaction (as defined in the Option Plan) all unexercised and unvested outstanding Options granted under the Option Plan shall vest and become immediately exercisable;

•
in the event that an Option expires during any period during which the holder of the Option is not permitted to trade Common Shares pursuant to the policies of the Company (a "Blackout Period") or within nine business days after such a period ends, then the expiry date of the Options shall be extended to the date that is the 10th business day after the date on which such period ends;

•
the Option Plan includes a cashless exercise feature that allows Participants to surrender vested Options unexercised to the Company in consideration for a payment in Common Shares or cash (at the option of the holder and with the approval of the Board) equal to the difference between the fair market value of the Common Shares (determined in accordance with the Option Plan) and the aggregate exercise price for the Common Shares pursuant to the surrendered Options;

•
the Board may amend the Option Plan or any Option at any time and from time to time without the approval of Shareholders, provided that no such amendment may: (i) increase the maximum percentage of the issued and outstanding Common Shares issuable pursuant to the Option Plan; (ii) add any form of financial assistance by the Company for the exercise of Options; (iii) change the class of eligible Participants to the Plan which would have the potential to broaden or increase participation by insiders of the Company; (iv) reduce the exercise price of an outstanding Option or permit a reduction in the exercise price of an outstanding Option through the cancellation and re-issue of Options to a Participant; (v) amend the expiry date to extend the term of any Option or allow such Option to be exercisable for a period exceeding five years from the date the Option is granted (excluding extensions for Blackout Periods); (vi) permit the introduction or re-introduction of non-employee directors on a discretionary basis or amend the limitations on grants to non-employee directors from that established in the Plan; (vii)  permit Options to be transferable and assignable other than in the event of death or Disability of a Participant; or (viii) amend the amendment provisions of the Option Plan. Notwithstanding the foregoing no amendment may be made that would alter or impair any Options previously granted to a Participant without the consent or deemed consent of the Participant; and

•	Options are non-transferable and non-assignable, except in limited circumstances.

No financial assistance has been or is expected to be provided by Sonde to Participants to facilitate the purchase of Common Shares under the Option Plan.

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Description of the RSU Plan

The RSU Plan was adopted on March 24, 2011.  The RSU Plan is intended to strengthen the ability of the Company to attract and retain qualified employees, officers, directors and consultants of the Company (collectively, "Service Providers") and provide Service Providers with an element of incentive compensation that is tied directly to share value over time, thereby aligning the interest of Service Providers with the interests of Shareholders.  The RSU Plan is administered by the Compensation Committee.

Under the RSU Plan:

•	the Committee shall determine the Service Providers to whom awards of RSUs are granted (each, a "Grantee") and the number of RSUs to be awarded to each Grantee;

•
unless otherwise determined by the Committee, the RSUs shall vest on the third anniversary of the date of grant; provided, however, that in the event of a Change of Control (as defined in the RSU Plan) prior to the vesting date, all RSUs that have not yet vested as of such time shall vest on the earlier of the vesting date determined in the applicable RSU agreement and immediately prior to the effective time of the Change of Control;

•
on the applicable vesting date, the Company will pay to such Grantee, in respect of each RSU, a cash amount equal to the five-day volume weighted average trading price of one Common Share on such vesting date;

•	in the event that a Grantee (other than a non-employee director) is terminated for cause, all RSUs granted to such Grantee shall expire immediately on notice of termination;

•
if a Grantee (other than a non-employee director) ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the last day of any notice period ("Notice Period") applicable in respect of such termination, any RSUs that are scheduled to vest within six months of the Notice Period shall immediately vest and all remaining unvested RSUs held by the Grantee shall terminate without payment of any compensation;

•
if a Grantee (other than a non-employee director) ceases to be a Service Provider for any reason other than due to termination by the Company but including resignation, retirement, death or disability, effective as of the last day of any notice period applicable in respect of such voluntary resignation or retirement, or as of the date of death or determination of disability, as applicable, all unvested RSUs held by the Grantee shall terminate without payment of any compensation;

•
unless otherwise determined by the Board, in the event that a non-employee director ceases to be a Service Provider, a pro-rated number of RSUs held by such non-employee director shall vest on the date that the non-employee director ceases to be a Service Provider; and

•	RSUs are non-transferable.

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Outstanding Option-Based Awards - Named Executive Officers

The following table sets forth information with respect to the outstanding Options for each Named Executive Officer as of December 31, 2012.  The Company has not issued any share-based awards.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options(1) ($)
	800,000	$3.06	October 19, 2020	Nil
Jack W. Schanck	66,667	$2.41	March 26, 2017	Nil
	350,000	$0.96	November 16, 2017	$234,500
	300,000	$2.86	May 27, 2016	Nil
Kurt A. Nelson	66,666	$2.41	March 26, 2017	Nil
	100,000	$0.96	November 16, 2017	$67,000
	576,000	$4.30	January 12, 2021	Nil
William K. Dirks	66,667	$2.41	March 26, 2017	Nil
	250,000	$0.90	October 17, 2015	$182,500
Toufic Nassif	450,000	$0.96	November 16, 2017	$301,500

Notes:

(1)
The value of the unexercised in-the-money options is calculated as the difference between the closing price of the Common Shares on the TSX on December 31, 2012 being $1.63 and the applicable exercise price.

(2)	The expiry of all Options is subject to extension in connection with a blackout period that is imposed by the Company prior to the stated expiry date.

Outstanding Stock Units and RSUs – Named Executive Officers

The following table sets forth information with respect to the outstanding Stock Units and RSUs granted to Named Executive Officers as of December 31, 2012. Details of these awards are in the notes following the tables.

Name	Number of Stock Units (#)	Number of RSUs (#)
Jack W. Schanck	150,000(1)	Nil
Kurt A. Nelson	Nil	33,334(2)
William K. Dirks	192,000(3)	174,140(4)
Toufic Nassif	Nil	Nil

Notes:

(1)
Mr. Schanck voluntarily surrendered 150,000 Stock Units in November 2012. The Stock Units reflected above vest on the sooner of December 31, 2013 and the date on which the closing trading price of the Common Shares on the TSX has been at least $11.16 per share for at least 10 consecutive trading days.  The Stock Units are subject to accelerated vesting in certain circumstances. See "Termination and Change of Control Payments" below.  Payment in respect of all Stock Units is made in cash on the earliest applicable date on which vesting occurs, based on the closing trading price of the Common Shares on the payment date.

(2)
The RSUs vest on May 25, 2013.  On the vesting date, each RSU entitles the holder to a cash payment equal to the five-day volume weighted average trading price of the Common Shares on the TSX ("5-day VWAP").  The RSUs are subject to accelerated vesting in certain circumstances. See "Termination and Change of Control Payments" below.

(3)
The Stock Units vest as to one-half of the Stock Units on the sooner of January 1, 2013 and the date on which the closing trading price of the Common Shares has been at least $7.44 per share for at least 10 consecutive trading days and one-half on the sooner of December 31, 2014 and the date on which the closing trading price of the Common Shares on the TSX has been at least $11.16 per share for at least 10 consecutive trading days.  The Stock Units are subject to accelerated vesting in certain circumstances. See "Termination and Change of Control Payments" below.  Payment in respect of all Stock Units is made in cash on the earliest applicable date on which vesting occurs, based on the closing trading price of the Common Shares on the payment date.

(4)
87,070 RSUs vested on May 20, 2011 and are exercisable until December 31, 2013 provided that the 5-day VWAP prior to the date of exercise is at least $3.00 per share; and 87,070 RSUs will vest on December 31, 2013 provided that the 5-day VWAP to December 31, 2013 is at least $3.00 per share.  On the applicable vesting date, each RSU entitles the holder to a cash

Information Circular 18

payment equal 5-day VWAP on such vesting date. The RSUs are subject to accelerated vesting in certain circumstances. See "Termination and Change of Control Payments" below.

Incentive Plan Awards - Value Vested or Earned During the Year by Named Executive Officers

The following table sets forth information with respect to the value of Options vested and the value of non-equity incentive plan compensation earned for each Named Executive Officers during the year ended December 31, 2012.

Name	Options-Based Awards Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Jack W. Schanck	Nil	397,500(2)
Kurt A. Nelson	Nil	150,004(2)
William K. Dirks	Nil	254,400(2)
Toufic Nassif	Nil	Nil

Notes:

(1)	The value of the vested in-the-money Options is calculated as the difference between the closing price of the Common Shares on the TSX on the applicable vesting date and the exercise price.
(2)	Represents cash amounts payable on the applicable vesting dates pursuant to outstanding Stock Units and RSU's.

Termination and Change of Control Payments

Upon their appointment as executive officers, each of the Named Executive Officers entered into executive employment agreements with the Company.  Each of these executive employment agreements contains non-solicitation and confidentiality restrictions in the event of termination.

The following table summarizes applicable termination payments and benefits available under the employment contracts for each of the Named Executive Officers.  Payment of the amounts specified below is not subject to the satisfaction of any conditions but each of the Named Executive Officers is subject to obligations of confidentiality and non-solicitation that continue following the cessation of employment.

Named Executive Officer	Termination without Cause/Resignation for Good Reason(1)(2)	Termination for Good Reason(2) upon Change of Control / Termination under Special Circumstances
Jack W. Schanck
In the event of termination, the executive is entitled to 30 days notice or payment in lieu thereof plus a payment equal to one year's base salary and the cost of benefits for the same period (the "Separation Package"). The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

In the event termination occurs within six months after a change of control (as defined in the executive's employment contract) or where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to two year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period (the "Change of Control Separation Package").

Any Options, Stock Unit or RSU awards held by the executive that would vest within six months after the date of termination shall vest immediately on the termination date.
All Options and Stock Unit awards shall automatically vest on the date on which the executive resigns. All RSUs shall automatically vest on the earlier of the applicable vesting date and immediately prior to the effective time of a change of control.

Information Circular 19

Named Executive Officer	Termination without Cause/Resignation for Good Reason(1)(2)	Termination for Good Reason(2) upon Change of Control / Termination under Special Circumstances
William K. Dirks
In the event of termination, the executive is entitled to 30 days notice or payment in lieu thereof plus a payment equal to one year's base salary and the cost of benefits for the same period (the "Separation Package"). The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

In the event termination occurs within six months after a change of control (as defined in the executive's employment contract) or where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to one year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period (the "Change of Control Separation Package").

Any Options, Stock Unit or RSU awards held by the executive that would vest within six months after the date of termination shall vest immediately on the termination date.
Except where a change of control occurs prior to April 18, 2013, all Options and Stock Unit awards shall automatically vest on the date on which the executive resigns. Prior to April 18, 2013, all Options and Stock Units vest in accordance with their respective terms.  All RSUs shall automatically vest on the earlier of the applicable vesting date and immediately prior to the effective time of a change of control.

Kurt A. Nelson
In the event of termination, the executive is entitled to 30 days notice or payment in lieu thereof plus payment equal to one year's base salary and the cost of benefits for the same period (the "Nelson Separation Package").  The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

In the event termination occurs within six months after a change of control (as defined in the executive's employment contract) or where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to one year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period (the "Nelson Change of Control Separation Package").

Any Options or RSU awards held by the executive that would vest within six months after the date of termination shall vest immediately on the termination date.
Except where a change of control occurs prior to April 18, 2013, all Options and Stock Unit awards shall automatically vest on the date on which the executive resigns.  All RSUs shall automatically vest on the earlier of the applicable vesting date and immediately prior to the effective time of a change of control.

Information Circular 20

Toufic Nassif
In the event of termination, the executive is entitled to 30 days notice or payment in lieu thereof plus (i) if the executives employment is terminated during the first year of employment, one year's base salary plus one month of base salary for each month remaining in the first year of employment and (ii) if the executives employment is terminated after completing one year of employment, one year's base salary and the cost of benefits for the same period.  The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

In the event termination occurs within six months after a change of control of Sonde North Africa B.V. ("Sonde BV") (as defined in the executive's employment contract), excluding Special Circumstances described below, or where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to two year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period.

Any Options that would vest within 12 months of the date of termination shall vest immediately upon termination if the executive is terminated during the first year of employment. After completing one year of employment, Options that would vest within six months after the date of termination shall vest immediately upon termination.

Where a change of control of Sonde BV  occurs in the first six months of the initial term of employment, vesting is governed by the Option Plan and absence a change of control of Sonde, no unvested Options would vest. After the first six months of the initial term of employment, all Options shall automatically vest on the date on which the executive resigns.
In the event that Sonde BV completes a sale, transfer, exchange or disposition of all of its interest in the Joint Oil Block such that following such transaction Sonde BV and/or its affiliates have no interest in the Joint Oil Block or the exploration production sharing agreement in connection therewith ("Special Circumstances"), the executive is entitled to two year's base salary plus an amount equal to the cost of the collateral benefits provided to the executive for a two year period.
In the event of Special Circumstances, all Options shall automatically vest on the date of termination.

Notes:

(1)
In the event of a termination for cause, or upon the death or disability of the executive, the Company shall have no further obligation to the executive, other than the payment of annual base salary accrued and unpaid through the date of termination, outstanding expense reimbursements and vacation pay.

(2)	"Good Reason" means the occurrence of any event or action which would constitute constructive dismissal of the executive as an employee or officer of Sonde (or Sonde BV, as applicable).
(3)
In the event the executive is terminated without cause or resigns for Good Reason within six months prior to a change of control then the executive is entitled to be paid an amount equal to the amount by which the value of the Change in Control Separation Package (or Nelson Change of Control Separation Package) exceeds the Separation Package (Nelson Separation Package) or vice versa, as applicable, upon the occurrence of a change of control.

Information Circular 21

The table below sets out the estimated payment that each Named Executive Officer with an employment agreement would have been entitled to if the event resulting in termination of employment occurred on December 31, 2012.

	Termination without cause/Resignation with Good Reason ($)	Termination for Good Reason upon Change of Control ($)
Jack W. Schanck
Salary/Severance	389,589	720,000
Benefits	48,000(1)	96,000(1)
Options	234,500(2)(3)	234,500(4)
Stock Unit Awards/RSUs	Nil(2)(3)	244,500(3)(4)
Total	672,089	1,295,000
William K. Dirks
Salary/Severance	351,712	325,000
Benefits	48,000(1)	48,000(1)
Options	36,500(2)(3)	36,500(3)(4)
Stock Unit Awards/RSUs	156,480(2)(3)	312,960(3)(4)
Total	592,692	722,460
Kurt A. Nelson
Salary/Severance	378,767	350,000
Benefits	12,000(1)	12,000(1)
Options	67,000(2)(3)	67,000(3)(4)
Stock Unit Awards/RSUs	54,334(2)(3)	54,334(3)(4)
Total	512,101	483,334
Toufic Nassif
Salary/Severance	745,749(6)	746,175(6)
Benefits	11,939(1)(6)	23,878(1)(6)
Options	238,688(2)(3)	100,500(3)(5)
Stock Unit Awards/RSUs	Nil	Nil
Total	996,376(6)	870,553(6)

Notes:

(1)	US health care coverage for all executives and car allowance for Messrs. Schanck and Dirks.
(2)
Includes only those Options, Stock Units and RSUs that would vest prior to June 30, 2013 in the case of the CEO, COO and CFO, excluding RSUs and Stock Units which are subject to minimum share price thresholds and those Options that would vest prior to December 31, 2013 in the case of the President, North Africa.

(3)	Value of Options, Stock Units and RSUs was determined based on the closing trading price of the Common Shares on December 31, 2012, being $1.63.
(4)	Includes all Options, Stock Units and RSUs, excluding RSUs which are subject to minimum share price thresholds.
(5)
In the event of a change of control of Sonde BV that occurs within the first six months of the term of employment and, absence a change of control of Sonde, no unvested Options would vest. In the event of Special Circumstances,  all Options vest and the payment for such Options at December 31, 2012 would have been $301,500 and the total payment to Mr. Nassif would have been $1,071,553.

Director Compensation

Director compensation is set following the annual meeting of Shareholders and applies to the 12 month period commencing September 1 of each year.  The following table provides information concerning the Company's non-executive director fee structure in effect from September 1, 2011 to August 31, 2012.  No fees are paid for attendance at meetings of the Board of Directors or Committees thereof.  To the extent that ad hoc Committees are constituted, additional compensation may be awarded in the discretion of the Board.

Information Circular 22

Type of Fee	Amount ($)
Annual Retainers
Director Annual Cash Retainer	65,000
Board Chair Annual Cash Retainer	32,500
Committee Chair Annual Cash Retainer (other than the Audit Committee Chair)	10,000
Audit Committee Chair Annual Cash Retainer	15,000
Committee Member Annual Cash Retainer	5,000
Equity Compensation
Option grants and Stock Unit / RSU awards	As recommended by the Governance Committee and determined by the Board

Note:

(1)
Directors fees are paid in US dollars to directors resident in the United States and Canadian dollars to directors resident in Canada, with annual retainers being paid on a quarterly basis, arrears.  For purposes of the above table, all fees are reflected in Canadian dollars.

In September 2012, the Corporate Governance Committee reviewed the Company's non-executive director fee structure and recommended a general reduction of 20% to the previously approved non-executive director fees.  This was approved by the Board and the non-executive fee structure in effect from September 1, 2012 to August 31, 2013 is as follows;

Type of Fee	Amount ($)
Annual Retainers
Director Annual Cash Retainer	50,000
Board Chair Annual Cash Retainer	25,000
Committee Chair Annual Cash Retainer (other than the Audit Committee Chair)	8,000
Audit Committee Chair Annual Cash Retainer	12,000
Committee Member Annual Cash Retainer	5,000
Equity Compensation
Option grants and Stock Unit / RSU awards	As recommended by the Governance Committee and determined by the Board

The value of RSUs granted to non-executive directors was also reduced by approximately 20% for the period from September 1, 2012 to August 31, 2013.  Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors and are eligible to participate in the ESSP.

Information Circular 23

Director Compensation Table

The following table provides information concerning compensation paid to the non-executive directors for the year ended December 31, 2012.

Name	Fees Earned(1) ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation(2) ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Kerry R. Brittain	79,500	Nil	Nil	73,024	Nil	Nil	152,524
Marvin M. Chronister(3)	18,750	Nil	Nil	174,005	Nil	Nil	192,755
Dr. James Funk	57,500	Nil	Nil	73,024	Nil	Nil	130,524
W. Gordon Lancaster	61,750	Nil	Nil	Nil	Nil	Nil	61,750
James H.T. Riddell	60,750	Nil	Nil	Nil	Nil	Nil	60,750
Dr. William J.F. Roach	53,750	Nil	Nil	73,024	Nil	Nil	126,774
Gregory G. Turnbull	57,000	Nil	Nil	73,024	Nil	Nil	130,024

Notes:

(1)
From January through August, directors' fees were paid to directors resident in the US in US dollars and directors resident in Canada were paid in Canadian dollars.  For purposes of the above table, directors fees paid in US dollars have been converted into Canadian dollars based on the exchange rate in effect and charged to the Company on the payment date.

(2)
For all directors other than Mr. Chronister, reflects actual value of Stock Units at the date of vesting, being December 31, 2012, and paid to directors. For Mr. Chronister, reflects actual value of Stock Units and RSUs at the date of vesting, being June 1, 2012 and December 21, 2012.

(3)	Mr. Chronister retired from the Board effective May 25, 2012.

Mr. Schanck, an executive director of the Company, is not entitled to additional compensation for performance of director duties.  Please see the Summary Compensation Table above for information regarding compensation paid to Mr. Schanck in his role as CEO for 2012.

Outstanding Option-Based Awards - Directors

The following table sets forth information with respect to the outstanding Options for each non-employee director as of December 31, 2012.  The Company has not issued any share-based awards.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(2) ($)
Kerry R. Brittain	15,000	2.50	August 16, 2016	Nil
Marvin M. Chronister(3)	Nil	Nil	Nil	Nil
Dr. James Funk	10,000	2.50	August 16, 2016	Nil
W. Gordon Lancaster	10,000	2.50	August 16, 2016	Nil
James H.T. Riddell	10,000	2.50	August 16, 2016	Nil
Dr. William J.F. Roach	10,000	2.50	August 16, 2016	Nil
Gregory G. Turnbull	10,000	2.50	August 16, 2016	Nil

Notes:

(1)	Options vest as to one-quarter on each of the first, second, third and fourth anniversaries of the date of grant.
(2)
The value of the unexercised in-the-money options is calculated as the difference between the closing price of the Common Shares on the TSX on December 30, 2012, being $1.63, and the applicable exercise price.

(3)	Mr. Chronister retired from the Board effective May 25, 2012.

Information Circular 24

Outstanding Stock Units and RSUs – Directors

Stock Unit and RSU grants are intended to ensure that a substantial portion of the compensation of the directors is in the form of long-term equity based compensation.  This reflects the Board's belief that the directors should develop a meaningful equity position in the Company and that a significant portion of each director's compensation be tied to the long-term performance of the Company so that the interests of directors are aligned with Shareholders.

The following table sets forth information with respect to the outstanding Stock Units and RSUs granted to non-employee directors as of December 31, 2012.  Details of these awards are in the notes following the tables.

Name	Number of Stock Units(1) (#)	Number of RSUs(2) (#)
Kerry R. Brittain	84,900	105,000
Marvin M. Chronister(3)	Nil	Nil
Dr. James Funk	62,600	70,000
W. Gordon Lancaster	60,750	70,000
James H.T. Riddell	103,800	70,000
Dr. William J.F. Roach	62,600	70,000
Gregory G. Turnbull	62,600	70,000

Notes:

(1)
Each Stock Unit represents a right to receive a cash amount equal to the closing price of a Common Share on the TSX (or such other stock exchange upon which the Common Shares are then listed and where the greatest volume of trading has occurred) on the applicable vesting date. Stock Units vest on the earlier of: (i) the last business day of the calendar year in which the third anniversary of the grant date occurs; (ii) upon a change of control (as defined in the Stock Unit award agreements); or (iii) upon the director ceasing to be a member of the Board for any reason (in respect of a pro rata portion of Stock Units determined with reference to the agreed date of termination).

(2)
On the vesting date, each RSU entitles the holder to a cash payment equal to the 5-day VWAP.  The RSUs vest on the third anniversary of the date of grant and are subject to accelerated vesting (in whole or in part) in certain circumstances.  See "Incentive Award Plans - Description of the RSU Plan".

(3)	Marvin Chronister retired from the Board effective May 25, 2012.

Payments made in respect of Stock Units and RSUs will be made in cash. However, if at some point in the future the Shareholders approve an equity compensation plan under which the Stock Units and RSUs may be paid in Common Shares, the Board (or the Compensation Committee) may determine that all or any portion of the Stock Units and/or RSUs be paid in Common Shares.

Incentive Plan Awards - Value Vested or Earned During the Year by Directors

No Options vested during 2012.  The following table sets forth the value of all non-equity incentive plan compensation earned by the non-employee directors during the year ended December 31, 2012.

Name	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Kerry R. Brittain	73,024
Marvin M. Chronister(1)(3)	174,005
Dr. James Funk	73,024
W. Gordon Lancaster	Nil
James H.T. Riddell	Nil
Dr. William J.F. Roach	73,024
Gregory G. Turnbull	73,024

Note:

(1)	Mr. Chronister retired from the Board effective May 25, 2012.

Information Circular 25

Equity Ownership Requirements

In 2011, the Board adopted a policy requiring non-executive directors, within five years of their appointment or election, to hold Common Shares and/or RSUs and Stock Units with a value of at least three times their annual cash retainer.  The Corporate Governance Committee is responsible for monitoring compliance with this policy and will review and make revisions to the policy as needed.

In addition, pursuant to the terms of their respective executive employment agreement, each of the Named Executive Officers are required to meet certain equity ownership requirements.  The CEO, COO and President, North Africa are each required, to hold Common Shares having a value of not less than one and one-half times their respective base salary or 300,000 Common Shares, whichever is less. Pursuant to his executive employment agreement, the CFO is required, no later than the third anniversary of the commencement of employment, to hold Common Shares having a value equal to $200,000.

The following table sets forth the current directors' and Named Executive Officer's "at risk" investment in Sonde as at December 31, 2012:

Name	Number of Common Shares owned, controlled or directed(1) (#)	Number of Stock Units and RSUs held (#)	Number of Common Shares owned, controlled or directed and Stock Units and RSUs held(1) (#)	Total value of Common Shares, Stock Units and RSUs (value at risk) as at December 31, 2012(2)(3) ($)	Guideline met (√) or investment required to meet guideline
Kerry R. Brittain	30,000	189,900	219,900	358,437	√
William K. Dirks	108,982	366,140	475,122	774,448	√
Dr. James Funk	60,000	132,600	192,600	313,938	√
W. Gordon Lancaster	Nil	130,750	130,750	213,123	√
Toufic Nassif	Nil	Nil	Nil	Nil	Investment Required
Kurt A. Nelson	117,341	33,334	150,675	245,600	√
James H.T. Riddell	Nil	173,800	173,800	283,294	√
Dr. William J.F. Roach	10,000	132,600	142,600	232,438	√
Jack W. Schanck	209,502	150,000	359,502	585,988	√
Gregory G. Turnbull	70,000	132,600	202,600	330,238	√

Notes:

(1)	Includes Common Shares owned directly and indirectly and Common Shares that are controlled or directed.
(2)	Value has been calculated based on the closing trading price of the Common Shares on December 31, 2012, being $1.63.
(3)	For purposes of the executive share ownership requirements, RSUs and Stock Units are treated as Common Shares.

CORPORATE GOVERNANCE

The Board is committed to a high standard of corporate governance practices.  The Board believes that this commitment is not only in the best interest of its Shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in National Policy 58-201, Corporate Governance Guidelines which are addressed below.  In addition, the Board monitors and considers for implementation by Sonde the corporate governance standards which are proposed by various Canadian and US regulatory authorities or which are published by various non-regulatory organizations in Canada or the US.  The Company strives to enhance its disclosure to Shareholders on an annual basis.

Information Circular 26

Mandate of the Board

The Board has responsibility for the stewardship of the Company. The Board has adopted a formal written mandate which is set out as Appendix "A" to this Information Circular.  In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval.  These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results.  The Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Company's debt and borrowing policies and setting the policies and principles for CEO selection and performance.  The Board strives to ensure that actions taken by management correspond closely with the objectives of the Board and Shareholders.

Composition of the Board

Independence

The Board currently consists of seven directors who provide the Company with a wide diversity of business experience and six of the seven directors will be proposed as nominees for election at the Meeting.  Mr. Schanck intends to retire as a director of Company in connection with the election of directors at the Meeting.  Additional information for each of the directors can be found under the heading "Meeting Matters - Election of Directors".  The Board has determined that six of the seven current directors are independent as such term is defined by National Instrument 58-101, Disclosure of Corporate Governance Practices by having no direct or indirect material relationship with the Company, including any business or other relationship, which could reasonably be expected to interfere with the director's ability to act with a view to the best interest of the Company or which could reasonably be expected to interfere with the exercise of the director's independent judgment.

Director Nominee	Independent	Non-Independent	Reason for Non-Independence
Kerry R. Brittain	√
Dr. James Funk	√
W. Gordon Lancaster	√
James H. T. Riddell	√
Dr. William J.F. Roach	√
Jack W. Schanck		√	Mr. Schanck is not independent as a result of his position as CEO of the Company.
Gregory G. Turnbull	√

Other Directorships

The following directors currently serve on the board of directors of the reporting issuers (or equivalent) listed below, each of which are reporting issuers in one or more Canadian (or foreign) jurisdictions:

Name	Name of Reporting Issuer
Kerry R. Brittain	N/A
Dr. James Funk	Range Resources Corp. Superior Energy Services, Inc.
W. Gordon Lancaster	Ainsworth Lumber Co. Ltd. SouthGobi Resources Limited
James H. T. Riddell	Big Rock Brewery Inc. DevCorp Capital Inc. MGM Energy Corp. Paramount Resources Ltd. Trilogy Energy Corp. Strategic Oil & Gas Ltd.

Information Circular 27

Dr. William J.F. Roach	KiOR, Inc. Porto Energy Corp.
Gregory G. Turnbull	Crescent Point Energy Corp. Hawk Exploration Ltd. Heritage Oil Plc. Hyperion Exploration Corp. Porto Energy Corp. Storm Resources Ltd. Sunshine Oil Sands Ltd.
Jack W. Schanck	Penn West Exploration

The only interlocking board membership is with respect to Porto Energy Corp. as set forth below:

Company	Director Nominee	Committee Membership
Porto Energy Corp.	Dr. William J.F. Roach	Reserves Committee
Gregory G. Turnbull

Board and Committee Meetings

The following tables disclose the attendance record for each director for all Board and standing committee meetings held during 2012.

			BOARD COMMITTEES
	Board 11 Meetings		Audit Committee 4 Meetings		Governance Committee 5 Meetings		Health, Safety, Environment and Reserves Committee 3 Meetings		Compensation Committee 4 Meetings(1)		Overall Committee Meeting Attendance		Overall Attendance
Directors	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Kerry R. Brittain	11	100	4	100	5	100	N/A	N/A	N/A	N/A	9	100	20	100
Marvin M. Chronister(2)	3	75	N/A	N/A	N/A	N/A	2	100	N/A	N/A	2	100	5	83
Dr. James Funk	11	100	N/A	N/A	5	100	3	100	N/A	N/A	8	100	19	100
W. Gordon Lancaster	11	100	4	100	N/A	N/A	N/A	N/A	4	100	8	100	19	100
James H.T. Riddell	11	100	N/A	N/A	N/A	N/A	3	100	4	100	7	100	18	100
Dr. William J.F. Roach(1)	11	100	2	100	N/A	N/A	3	100	N/A	N/A	5	100	16	100
Jack W. Schanck(3)	9	82	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	9	82
Gregory G. Turnbull(1)	11	100	2	100	5	100	N/A	N/A	4	100	11	100	22	100

Notes:

(1)
The composition of the Audit Committee changed during 2012. The Audit Committee initially comprised Messrs. Lancaster, Brittain and Turnbull. on May 25, 2012, Mr. Roach replaced Mr. Turnbull on the Audit Committee.

(2)	Mr. Chronister retired from the Board effective May 25, 2012.
(3)	Mr. Schanck intends to retire as a director of the Company in connection with the election of directors at the Meeting.

The Board has at least four regularly scheduled meetings per year.  During all regularly scheduled meetings (and certain other meetings), the Board and its committees conduct in camera sessions, at which no members of management are present.  The in camera sessions of the Board are held at such times as the Chairman determines advisable.  The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of Shareholders.  In 2012, the Board met without management and non-independent directors present on nine of eleven occasions.

Information Circular 28

Position Descriptions

Chairman

The Board has developed a written position description for the Chairman, which provides that the Chairman is to act as the leader of the Board, to manage and co-ordinate the activities of the Board and to ensure that the Board is alert to its obligations to the Company.  The Chairman is required to be independent under the standards for independence established by the Board and is required to have certain competencies and skills determined appropriate by the Board.

Mr. Kerry R. Brittain is currently serving as Chairman and he is independent within the meaning of National Instrument 52-110, Audit Committees.  Mr. Brittain was selected by the independent directors of the Board to serve as Chairman.

Committee Chairs

The Board has developed written position descriptions for the chairs of each committee.  The chairs of each committee are to provide effective leadership at the committee level and ensure that the each committee fulfills its mandate.

A copy of the position descriptions for each of the Chairman and the committee chairs can be found on the Company's website at www.sonderesources.com.

Chief Executive Officer

The Board has adopted a position description for its CEO, which is generally reviewed annually by the Board.  The CEO's principal duties and responsibilities are providing leadership and vision for the Company, developing a strong organization with the right people in the right places, overseeing the executive management of the Company in particular with respect to the day-to-day affairs of the Company, developing long term and short term strategic plans and financial and operating plans; reporting to the Board and Shareholders and managing relationships with stakeholders.  In addition, the written mandate of the Compensation Committee provides that it will conduct annual performance reviews of the CEO with the results of such reviews to be communicated to the Board, giving the Board a formal opportunity to provide direction and feedback to the CEO concerning the performance of his or her duties.

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members. However, the Corporate Governance Committee is mandated, as may be required from time to time, to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors.  Although, no formal programs have been implemented to date, all directors are provided with information about the Company, its strategy and operations and have access to the Company's policies, mandates and terms of reference, including the Code of Business Conduct and Ethics.

All directors have been provided with this baseline of knowledge about the Company which serves as a basis for informed decision making.  This baseline of knowledge includes a combination of written material and the ability to attend one-on-one meetings with senior management of the Company.

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through regular communications from management, the Chairman of the Board and reports and presentations at Board meetings.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code") for all directors, officers, employees and consultants of the Company.  The Code is available on SEDAR at www.sedar.com and on the Company's website at www.sonderesources.com.  The Company expects that all directors, officers, employees and consultants of the Company will adhere to the highest ethical standards in the

Information Circular 29

Company's business activities.  All directors, officers, employees and consultants of the Company are expected to deal fairly with other employees, customers, suppliers, competitors, governments and the general public.

The Board and management of the Company monitor compliance with the Code. All directors, officers, employees and consultants of the Company are encouraged to report violations of the Code to an employee's supervisor, the CEO, the chair of the Audit Committee or the Chairman, as may be appropriate in the circumstances.

The Board has adopted a whistleblower policy (the "Whistleblower Policy") as part of the Code.  The Whistleblower Policy provides a means for all directors, officers, employees and consultants of the Company to report violations of the Whistleblower Policy to a confidential and anonymous independent third party.  The Whistleblower Policy encourages the reporting of questionable accounting or auditing matters; inadequate internal accounting controls; misleading or coercion of auditors; disclosure of fraudulent or misleading financial information; instances of corporate fraud; material misrepresentations in any written or oral disclosure made by or on behalf of the Company; breach of the Company's policy on trading in securities; and other activities that may violate the Code or which the individual believes are illegal, unethical or otherwise detrimental to the Company. The Company requires directors, the CEO, COO, CFO, all Vice-Presidents, all General Managers, all individuals with responsibilities in finance, human resources, purchasing and any other employees or consultants as determined by the CEO or the Chair of the Corporate Governance Committee to complete an acknowledgement to confirm they have read and are in compliance with the Code on an annual basis.

No material change reports have been filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code requires disclosure of any transactions or agreements in respect of which any director, officer, employee or consultant of the Company has a material interest and the extent and nature of that interest. Any director with a conflict of interest or who is capable of being perceived as being in a conflict of interest with respect to the Company must abstain from discussion and voting by the Board or any committee on any motion to recommend or approve the relevant agreement or transaction.  The Board itself must comply with conflict of interest provisions of the ABCA in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has adopted a Formal Disclosure Policy (the "Disclosure Policy"), in order to promote consistent disclosure practices aimed at informative, timely, accurate and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.  In accordance with the Disclosure Policy, a Disclosure Committee comprised of the CEO, the CFO and one independent director, being Mr. Turnbull (with Mr. Brittain serving as an alternate member as required), has been established to oversee the Company's disclosure practices and to ensure the Company meets all regulatory disclosure requirements.

Nomination of Directors

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Corporate Governance Committee.  The Corporate Governance Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director should possess.  The Corporate Governance Committee is responsible for identifying potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment includes a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.

The Corporate Governance Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of Shareholders or to be appointed to fill vacancies between annual meetings of the Shareholders and will approach nominees to ascertain their willingness to serve

Information Circular 30

as a member of the Board.

The Corporate Governance Committee has assessed the relevant experience and competencies of Board members through the use of a skill matrix that identified the skills the Committee and the Board consider necessary for the Board to function optimally.  The Corporate Governance Committee has determined that all required skill sets have been addressed.

Board Committees and their Mandates

The Board has the following four standing committees: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Health, Safety, Environment and Reserves ("HSER") Committee.  In addition, ad hoc committees may be constituted from time to time.  The following is a description of the standing committees and their current membership.  The composition of the Audit Committee was changed in 2012.

Audit Committee

Chair:  W. Gordon Lancaster
Members: Kerry R. Brittain and William J.F. Roach

The Audit Committee is constituted with three independent directors.  The Board has determined that all of the members of the Audit Committee are "financially literate" as defined in National Instrument 52-110, Audit Committees.  An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.  In addition, the Board has determined that W. Gordon Lancaster is a "financial expert" as defined in National Instrument 52-110, Audit Committees.

The Audit Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of the Company's financial statements; (ii) the integrity of the financial reporting process; (iii) the integrity of the Company's system of internal control and management of financial risks (iv) the external auditors' qualifications and independence; and (v) the external audit process and the Company's process for monitoring compliance with laws and regulations.

The Audit Committee is directly responsible for recommending to the Board the nomination of the external auditor and the compensation and retention of the external auditor and overseeing the work of the external auditor and the relationship of the external auditor with the Company (including the resolution of disagreements between management and the external auditor regarding financial reporting).

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Audit Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Audit Committee.  The Audit Committee meets at least four times annually.

Further information relating to the Audit Committee can be found under the heading "Audit Committee" in the Annual Information Form of the Company dated March 21, 2013 available on SEDAR at www.sedar.com.

Compensation Committee

Chair:  James H.T. Riddell
Members: W. Gordon Lancaster and Gregory G. Turnbull

The Compensation Committee is currently constituted with three independent directors.

The Compensation Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing the Company's overall compensation policies and

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guidelines and the related objectives thereto; and (ii) developing the Company's corporate succession and development plans at the executive and senior officer level.

The Compensation Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Compensation Committee holds in camera meetings, without management present, at some regularly scheduled meetings of the Compensation Committee.  The Compensation Committee meets at least four times annually.

Corporate Governance Committee

Chair: Gregory G. Turnbull
Members:  Dr. James Funk and Kerry R. Brittain

The Corporate Governance Committee is constituted with three independent directors.

The Corporate Governance Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing criteria and procedures for the identification and recruitment of new directors; (ii)  reviewing and making recommendations regarding the size, composition and organization of the Board and its committees; (iii) evaluating the performance and effectiveness of the Board and its committees; (iv) recommending non-executive director compensation; and (v) developing and recommending guidelines, policies and procedures relating to corporate governance.

The Corporate Governance Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Corporate Governance Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Corporate Governance Committee.  The Corporate Governance Committee meets as is necessary to fulfill its responsibilities.

Health, Safety, Environment and Reserves ("HSER") Committee

Chair:  Dr. James Funk
Members: Dr. William J.F. Roach, and James H.T. Riddell

The HSER Committee is constituted with three independent directors.

The HSER Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the Company's obligations under National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities with respect to the oil and natural gas reserves evaluation process of the Company and public disclosure of reserves data and related information in connection with the Company's oil and gas activities; and (ii) the Company's legal, regulatory, industry and community obligations pertaining to areas of health, safety and environmental matters.

The HSER Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The HSER Committee holds in camera meetings, without management present, as required at regularly scheduled meetings of the HSER Committee.  The HSER Committee meets at least two times annually.

Assessments

The Board, with the assistance of the Corporate Governance Committee, is responsible for ensuring that there is a process in place for annually evaluating the performance and effectiveness of the Board, its committees and the individual directors based on their applicable written mandate or position description.

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Annually Board members complete an evaluation of the performance and effectiveness of the Board, its committees and individual directors and assess the overall skills and competencies of the individual directors.  The Corporate Governance Committee reviews and analyzes the results of the evaluation as part of its assessment of the appropriateness of the Board's processes and composition.  In respect of the 2012 evaluation of Board effectiveness, legal counsel to Sonde conducted individual interviews with each director regarding specific matters relating to Board, committee and individual director performance and prepared reports that were provided to the Corporate Governance Committee and the Board.

The objective of the assessments is to ensure the continued effectiveness of the Board and individual directors in the execution of its and their responsibilities and to contribute to a process of continuing improvement and evolution of Board performance.  In addition to any other matters the Board deems relevant, the assessments will consider in the case of the Board or a committee, the applicable written mandate or position description, as well as the competencies and skills each individual director is expected to bring to the Board.  Specific areas for improvement are discussed at the Board level and changes are implemented as appropriate.

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MEETING MATTERS

1.	Financial Statements

The audited financial statements of the Company for the year ended December 31, 2012 and the report of the auditors thereon will be received at the Meeting.  The audited financial statements and the report of the auditors thereon were provided to each Shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular.

2.	Election of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his successor is elected or appointed.  At the Meeting, six directors will be proposed for election.

The enclosed form of proxy permits you to vote in favour of all of our nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies "FOR" the election of all nominees specified below.

Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.  If, for any reason, any of the nominees is unavailable to serve, the persons designated in the form of proxy will be able to vote in their discretion for any substitute nominee or nominees.  The persons named in the enclosed form of proxy intend to vote "FOR" the election of any substitute nominee or nominees recommended by management of Sonde.

The Board of Directors has adopted a Majority Voting Policy to deal with circumstances in which a nominee receives a greater number of votes "withheld" from his election than votes "for" in an uncontested election of directors.  Pursuant to this policy, the Corporate Governance Committee will promptly consider, and make a recommendation to the Board, with respect to what steps will be taken, if any, based on the best interests of the Company.  In considering what is in the best interests of the Company, the Corporate Governance Committee will review all factors deemed relevant by members of such Committee including, without limitation: the reasons, if known, why Shareholders withheld votes from the election of that nominee; any alternatives for curing the underlying cause of the withheld votes; the length of service and qualifications of the nominee; the nominee's past and expected contributions to the Company; whether requiring and accepting the resignation of the nominee would trigger defaults or other adverse consequences under material contracts or acceleration of change of control provisions and other rights in severance or employment agreements or benefit plans; the overall composition of the Board, including the current mix of skills and attributes on the Board; whether requiring and accepting the resignation by the nominee would cause the Company to fail to meet any applicable listing or regulatory requirement; and the Company's governance policies.  The Board will make its decision with respect to any actions to be taken within 90 days of the applicable annual meeting, and will promptly disclose its decision in a press release.  This policy does not apply in circumstances involving a contested election of directors.

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Name and Residence	Office(s) held with Sonde	Director Since	Principal Occupation(s) During the Last Five Years	Common Shares Beneficially Owned Directly or Indirectly or Controlled
Kerry R. Brittain(1)(3) Texas, United States	Chairman	September 2009	Retired from law practice. Prior to July 2007, Senior Vice President, General Counsel and Secretary for Harvest Natural Resources Inc., a public oil and gas company.	30,000
Dr. James Funk(3)(4) Pennsylvania, United States	Director	September 2009	From January 2004 to present, President and Geologist of J.M. Funk & Associates Inc., a private oil and gas consulting company.	60,000
W. Gordon Lancaster(1)(2) British Columbia, Canada	Director	April 2011	From November 2009 to present, an independent business consultant and from January 2004 to November 2009, Chief Financial Officer of Ivanhoe Energy Inc., a public oil and gas company.	Nil
James H.T. Riddell(2)(4) Alberta, Canada	Director	January 2010
From June 2002 to present, President and Chief Operating Officer of Paramount Resources Ltd., a public oil and gas company and from February 2010 to present, President and Chief Executive Officer of Trilogy Energy Corp., a public oil and gas company. Prior thereto, from February 2005 to February 2010, President and Chief Executive Officer of Trilogy Energy Ltd., a public oil and gas company.
				Nil
Dr. William J.F. Roach(1)(4) Alberta, Canada	Director	September 2009	From January 1, 2012 to present, Chief Executive Officer of Cavalier Energy Inc., a private oil sands company. From October 2010 to December 31, 2011, Chief Executive Officer of Calera Corporation, a carbon capture company. Prior thereto, from October 2004 to October 2010, President and Chief Executive Officer of UTS Energy Inc., a public oil and gas company.	10,000
Gregory G. Turnbull(2)(3) Alberta, Canada	Director	September 2009	From July 2002 to present, a partner with the law firm of McCarthy Tétrault llp.	70,000(5)

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the HSER Committee.
(5)	Includes Common Shares held by Mr. Turnbull's spouse.

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Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days, other than:

•
Mr. Riddell was a director and executive officer of Paramount Resources Ltd., which, from 1992 to 2008, was the general partner of T.T.Y. Paramount Partnership No. 5, a limited partnership established to conduct oil and gas exploration and development activities.  A cease trade order against T.T.Y. Paramount Partnership No. 5 was issued by the Quebec Securities Commission in 1999 for failing to file its June 30, 1998 interim financial statements in Quebec.  The cease trade order was revoked on April 9, 2008. T.T.Y. Paramount Partnership No. 5 was dissolved on July 21, 2008.

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any  issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than:

•
Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in Western Canada.  Action Energy Inc. was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter; and

•
Mr. Riddell was a director of Jurassic Oil and Gas Ltd., a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic Oil and Gas Ltd.'s bankruptcy was subsequently annulled.

Personal Bankruptcies

To the knowledge of management, no proposed director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

To the knowledge of management, no proposed director of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

3.	Appointment of Auditors

At the Meeting, Shareholders will be asked to pass a resolution appointing Deloitte LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual meeting of Shareholders

Information Circular 36

and to authorize the Board to fix the remuneration to be paid thereto.  Deloitte LLP was first appointed as auditors of the Company on December 1, 2009.

4.	Confirmation of Adoption of Advance Notice By-Law

In order to provide Shareholders, the Board and management with guidance on the nomination of directors, the Board has determined that it is in the best interests of the Company to adopt a new by-law (the "Advance Notice By-Law") to require advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders of the Company.   Consequently, on March 21, 2013 the Board approved the adoption of the Advance Notice By-Law.  The Advance Notice By-Law is in effect until it is confirmed, confirmed as amended or rejected by Shareholders at the Meeting, and if confirmed or confirmed as amended, the Advance Notice By-Law will continue in effect in the form in which it is so confirmed.  If Shareholders reject the confirmation of the Advance Notice By-Law, it will cease to have effect as of the date of the Meeting (and not retroactively). For greater certainty, the Company's existing by-laws are not impacted by the Advance Notice By-Law and will continue in effect, unamended.

The provisions of the Advance Notice By-Law require advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the ABCA, or (ii) a Shareholder proposal made pursuant to the provisions of the ABCA.

The provisions of the Advance Notice By-Law facilitate an orderly and efficient director nomination process and ensure that all Shareholders, including those participating in a meeting by proxy, receive adequate notice of director nominations with sufficient information with respect to all nominees so that the proposed nominees' qualifications and suitability as directors can be evaluated and an informed vote can be cast for the election of directors.

The Advance Notice By-Law fixes a deadline by which holders of record of Common Shares of the Company must submit director nominations to the Company prior to any annual or special meeting of Shareholders where directors are to be elected and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be valid.  In the case of an annual meeting of Shareholders, the deadline for notice of a Shareholder's director nomination is not less than 30 days and not more than 65 days prior to the meeting; provided, however, if notice of an annual Shareholders' meeting is given less than 50 days prior to the meeting date, Shareholders must provide notice of their director nominations by close of business on the 10th day following the first public announcement of the meeting.  In the case of a special meeting (which is not also an annual meeting) called for the purpose of electing directors, Shareholders must provide notice of their director nominations by close of business on the 15th day following the first public announcement of the special Shareholders' meeting. The deadlines in the Advance Notice By-Law are supported by Institutional Shareholder Services Inc.

Shareholders are urged to review the Advance Notice By-Law in its entirety, attached hereto as Schedule "B" to this Information Circular.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution to approve and confirm the Advance Notice By-Law:

"BE IT RESOLVED THAT:

1.	The advance notice by-law of the Company, as set forth in the information circular of the Company dated March 21, 2013, is hereby confirmed without amendment as a by-law of the Company; and

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2.
Any one officer or director of the Company is hereby authorized to execute and deliver all such documents and to do all such acts as may be deemed advisable in such individual's discretion for the purpose of giving effect to this foregoing resolution.''

In order for the foregoing resolution to be passed it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The Board recommends that Shareholders vote "FOR" the resolution confirming the adoption of the Advance Notice By-Law.  In the absence of contrary directions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the resolution as set out above.

5.	Approval of Continuation of the Shareholders Rights Plan

The Company instituted a new shareholder rights plan (the "Rights Plan") in 2010 to replace its then existing shareholder rights plan.  The Rights Plan was approved by Shareholders at the Company's 2010 annual and special meeting on June 3, 2010. The Rights Plan has the terms set out in the shareholder rights agreement (the "Rights Agreement") dated as of June 3, 2010 entered into between the Company and Valiant Trust Company, as rights agent (the "Rights Agent").  There have been no amendments to the Rights Agreement since its adoption in 2010 and no changes to the Rights Agreement are currently proposed, other than to amend the expiration time until 2016.

Purpose of the Rights Plan

The objective of the Rights Plan is to ensure, to the extent possible, that all Shareholders of the Company are treated equally and fairly in connection in connection with any initiative to acquire control of the Company.  The Rights Plan is intended to: (i) prevent, to the extent possible, a creeping takeover of the Company (i.e. the acquisition of effective control through a number of purchases over time) by requiring that any take-over offer is made to all Shareholders and cannot be completed unless Shareholders holding a majority of the outstanding Common Shares (other than those held by the offeror and related  parties) accept the offer; (ii) to provide the Company with additional time to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares; and (iii) to discourage certain discriminatory and coercive aspects of takeovers.

Takeover acquisitions may be structured to be discriminatory or coercive and may be initiated at a time when the Board will have a difficult time preparing an adequate response to the takeover initiative. Accordingly, takeovers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment.

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interest of Shareholders.  The Rights Plan does not prevent takeovers, rather it encourages potential acquirers of control to make takeover bids by means of a Permitted Bid (as defined in Appendix “C”), which Shareholders may tender to regardless of the acceptability of the bid to the Board or to approach the Board to negotiate a mutually acceptable transaction.

The Rights Plan does not diminish or detract from the duty of the Board to act honestly, in good faith and in the best interests of the Company and its Shareholders, or to consider on that basis any takeover bid that is made, nor does the Rights Plan alter the proxy mechanism to change the Board, create dilution on the initial issue of the rights, or change the way in which the Common Shares trade.

The Rights Plan attempts to address the following concerns that are widely held to be inherent in the provisions of current legislation governing takeover bids in Canada:

Inadequate Time to Consider Bid

Under current Canadian securities legislation, a formal takeover bid is only required to remain open for 35 days, a period of time which the Board believes is insufficient for the directors to: (i) evaluate a takeover

Information Circular 38

bid (particularly if it includes share consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize shareholder value; and (iii) make reasoned recommendations to the Shareholders.  The Rights Plan provides that a Permitted Bid must be open for a period which is 60 days (or such shorter period as may be permitted by the Board, subject to a minimum of 35 days) and, additionally, for a further period of 10 business days after the offeror publicly announces that outstanding Voting Shares (as defined in Appendix “C”) held by Independent Shareholders representing more than 50% of the Voting Shares held by all Independent Shareholders have been deposited or tendered and not withdrawn as of the date by which such Voting Shares may be taken up and paid for under the takeover bid.  Accordingly, the Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made.

Pressure to Tender

A Shareholder may feel compelled to tender to a takeover bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares.  This is particularly so in the case of a partial bid where the Acquiring Person or an offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares.  The Rights Plan contains a Shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. In addition, a Permitted Bid must remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited.  The Rights Plan therefore effectively separates a Shareholder's decision to accept a bid from the decision to tender, thereby lessening concern about undue pressure to tender to the bid.

Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of a Company without paying full value, without obtaining shareholder approval and without treating all Shareholders equally.  For example, an acquirer could acquire blocks of shares by private agreement from one or a small group of Shareholders at a premium to market price, which premium is not shared by the other Shareholders.  In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among shareholders.  Under the Rights Plan, if it is to qualify as a Permitted Bid, any offer to acquire 20% or more of the Voting Shares must be made to all holders of Voting Shares.

Shareholders or any other interested party may obtain a copy of the Rights Agreement by accessing the Company's publicly filed documents on SEDAR at www.sedar.com.  Pursuant to the terms of the Rights Agreement, the Rights Plan will expire upon the termination of the Meeting unless the Rights Agreement is amended to extend its expiry time.  The Board of Directors has determined it appropriate and in the best interests of Shareholders that the Rights Agreement be amended to continue the Rights Plan for another three years.  Accordingly, it is proposed that the Rights Agreement be amended to extend the term of the Rights Plan until the termination of the annual meeting of Shareholders of the Company in 2016.

The following is the text of the ordinary resolution to be considered at the Meeting:

"BE IT RESOLVED THAT:

1.
the term of the Shareholder Rights Plan Agreement between the Company and Valiant Trust Company (the "Rights Agreement") be extended to the time at which the annual meeting of shareholders of the Company held in the year 2016

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terminates, and the Rights Agreement be amended to give effect to such extension;

2.
the making on or after the date hereof of any other amendments to the Rights Agreement as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Rights Agreement to versions of shareholders rights plans prevalent for reporting issuers in Canada is hereby approved; and

3.
Any one director or office of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.

The Board of Directors has determined that the proposed amendment to the Rights Agreement is in the best interests of the Company and its Shareholders.  The Board recommends that Shareholders vote "FOR" the resolution confirming the continuation of the Shareholders Rights Plan.  The Board's authorization of the continuation of the Rights Plan was not in response to or in anticipation of any pending or threatened takeover bid.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, neither the Company nor any director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2012, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting.  If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited financial statements for the year ended December 31, 2012 and Management Discussion & Analysis ("MD&A").  In addition, a Shareholder may obtain copies of the Company's audited financial statements for the year ended December 31, 2012 and MD&A by contacting Kurt Nelson, Chief Financial Officer of the Company, by mail at 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, by telephone at (403) 503-7944 or by email at knelson@sonderesources.com.

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APPENDIX "A"

BOARD MANDATE AND GUIDELINES FOR CORPORATE GOVERNANCE

Purpose and Role

The Board of Directors (the "Board") of Sonde Resources Corp. (the "Company") has the responsibility for the stewardship of the Company.  The role of the Board is to provide leadership and the independent supervision and oversight of the business and affairs of the Company.  Each member of the Board is required to act in the best interests of the Company and its shareholders.

The Company's officers and employees are responsible for the day to day management and conduct of the business of the Company and the implementation of the strategic plan approved by the Board.

This Board Mandate and Guidelines for Corporate Governance ("Mandate") is intended to provide parameters and direction to the Board regarding its responsibilities and principles of governance.  This Mandate is in addition to and is not intended to change or interpret any applicable law or regulation or the Articles or By-laws of the Company. Any waivers of this Mandate must be approved by the Board.  This Mandate is subject to modification from time to time by the Board.

The operation of the Board is a dynamic and evolving process.  Accordingly, this Mandate will be reviewed periodically by the Corporate Governance Committee and any recommended revisions will be submitted to the Board for consideration.

Responsibilities

The Board's responsibilities include:

•
Approve the strategic direction of the Company.  This will include the adoption of a strategic planning process and the annual review and approval of a strategic plan which takes into account, among other things, the nature, opportunities and risks associated with the business of the Company

•	Set the policies and principles for Chief Executive Officer (the "CEO") selection. Select, evaluate and, if necessary terminate the CEO.

•
Set the policies and principles for executive officer performance.  Assess the performance of the CEO at least annually. Together with the CEO assess the performance of other executive officers at least annually.  The Board will also take reasonable steps to ensure that the CEO has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

•	Succession planning for the CEO and executive officers of the Company and the periodic review of the Company's succession plans.

•	Identification of the principal risks of the Company's businesses and the taking of steps to ensure the implementation of appropriate systems to manage these risks.

•	Review and, where appropriate, approve fundamental operating, financial and other major plans and initiatives, including approval of the Company's annual financial plans.

•
Establish policies for the selection and retention of directors of the Company.  Annually determine those individual directors proposed to be nominated for electing at the next annual general meeting of shareholders.

Appendix A1

•
Monitor compliance with applicable law and the Company's policies related to health, safety, environment, aboriginal and stakeholder affairs and social responsibility and taking all reasonable steps to ensure corrective measures are taken when issues arise.

•
Set the ethical tone and foster ethical and responsible decision making by management.  Adopt a Code of Business Conduct and Ethics (the "Code") applicable to all directors, officers and employees. Monitor compliance with the Code, and decline, grant and provide for appropriate disclosure of any waivers of the Code for officers and directors.

•
Establish and annually review a delegation of authority for expenditures and other corporate actions.  Delegate to the CEO the authority to manage and supervise the business of the Company, including making of all decisions regarding the Company's operations that are not reserved to the Board under the terms of the delegation of authority.

•
Periodically review the Company's disclosure policy which, among other matters, (i) addresses how the Company interacts with shareholders, stakeholders, analysts and the public, and (ii) contains measures to avoid selective disclosure.

•	Review of, and being satisfied with, the integrity of the Company's internal control and management information systems.

•	Development of measures for receiving shareholder feedback.

•	Provide advice and counsel to management. This occurs both in formal Board and Committee meetings and through informal, individual director contacts with the CEO and other members of management.

•	Oversee the annual evaluation of the performance and effectiveness of the Board, Committees, all individual directors, the Chairman of the Board and committee chairs.

Board Composition

Number

The number of directors shall be not less than three and not more than fifteen.  The size of the Board should be one that can function effectively as a board.

Term

Board members are elected to hold office for a term of one year.  The Board does not believe it should establish term limits.  Instead, the Board believes that the annual assessment of the Board's performance provides an opportunity to review each director's continuation on the Board and desire to remain a member.

Independent Directors

Independent directors must comprise a majority of the Company's board.

Chairman

The Chairman of the Board shall be elected from the independent directors.  While it is the view of the Board that the roles of CEO and Chairman of the Board should be separated, the Board retains the discretion to combine the positions based on what is best for the Company in light of all circumstances.

Appendix A2

Retirement

Directors who are not employees of the Company will retire from the Board effective at the Annual Meeting of Shareholders that follows their seventy-second birthday.

Individual Director Responsibilities

Attendance at Board Meetings

Board members are expected to attend all board meetings and all meetings of committees on which they serve.  The Board recognizes that occasional meetings may need to be scheduled on short notice when participation of a director is not possible and that conflicts may arise from time to time that will prevent a director from attending a regularly scheduled meeting.  However, the Board expects that each director will make every possible effort to keep such absences to a minimum.  While attendance at Board meetings in person is preferred, it is recognized that on occasion a member may need to attend by telephone.

Attendance at Shareholder Meetings

Board members are expected, to the extent possible, to attend the annual general meeting of shareholders.

Review of Materials

Board members are expected to review in advance all board materials distributed for a meeting.

Change of Position

Directors will offer their resignation upon a change of position, including retirement from the position on which their original nomination was based.  It is not the sense of the Board that such directors should necessarily leave the Board.  There should, however, be an opportunity for the Board to review continued appropriateness of Board membership under these circumstances.

Conflict of Interest

If an actual or potential conflict of interest develops because of a change in the business operations of the Company, or in a director's circumstances, the director should report the matter immediately to the Chairman of the Board for evaluation.  A significant conflict must be resolved or the director should resign.  If a director has a personal interest in a matter before the Board, the director shall disclose the interest to the full Board and excuse himself or herself from participation in the discussion and shall not vote on the matter.

Director Qualifications

Selection of Board Members

The Board is responsible for nominating members to the Board and for filling vacancies that may occur between annual meetings of the shareholders.  The Corporate Governance Committee, with direct input from the CEO and other Board members, is responsible for identifying and screening candidates for Board membership.

Selection Criteria

The Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of perceived needs of the Board at any given

Appendix A3

point in time.  The Corporate Governance Committee shall periodically review and update the criteria as deemed necessary.

Determination of Independence

In determining whether a director is independent, there shall be no fixed criteria or bright line rules.  The Board believes that true independence is measured by subjective and objective factors taking into account the totality of the circumstances.  In addition, any determination of independence will be based upon applicable securities laws and regulations and exchange listing standards.  Annually the Board will affirmatively determine which members of the Board are independent.

Orientation Program

The Board shall establish an orientation program for new directors which includes comprehensive information about the Company's business and operations; meetings with the executive officers and management of the Company; general information about the Board and its Committees, including director compensation and benefits; a review of the Company's policies and procedures; and, a review of director duties and responsibilities.  Where appropriate, new directors will also be asked to attend educational programs or institutes concerning membership on boards.

Continuing Education

The Board recognizes the importance that all directors need to remain current on the operations and businesses of the Company and external factors that affect it such as governance best practices and changes in the law.  Review of materials provided by management and professional advisors to the Company, special briefings, periodic in-depth reviews and on-site visits to new or changed operations are among the ways the directors will be continually educated on the Company.  In addition, directors are encouraged to maintain a currency of understanding of their legal responsibilities and board and governance practices by attending programs sponsored by the Company or by accredited institutions.

Operation of the Board; Meetings

Regular Meetings

The Board shall have four regularly scheduled meetings per year.   Special meetings are called as necessary.

Strategic Review

At least one Board meeting a year will review long-term strategic plans, principal issues expected to face the Company in the future, and business plans.

Executive Sessions

At each regularly scheduled meeting and as deemed appropriate for any special meetings, the independent directors of the Board shall meet in executive session without management, including the CEO.  At least once a year the executive session will be for the purpose of evaluating CEO performance and compensation.  The Chairman of the Board will chair the executive session or, in his or her absence, the Board will appoint a chair.

Quorum

A quorum for meetings will be a majority of the members of the Board.

Appendix A4

Board and Committee Agenda

The Chairman of the Board and the CEO are responsible for establishing the agenda for each Board meeting, although other Board members are free to include items on the agenda.  Each director is also free to raise at any Board meeting subjects that are not on the agenda for that meeting.  The Chair of each Committee shall establish the agenda for Committee meetings.  Adequate time will be scheduled for completion of the matters placed on the agendas.

Board and Committee Materials

In advance of each regular Board and Committee meeting and, to the extent possible special meetings, a proposed agenda and minutes of the last meeting will be distributed to each member.  In addition, information and data important to members' understanding of the matters to be considered, including copies of presentation materials, background summaries, and proposed resolutions, will be distributed, to the extent feasible or appropriate, at least seven days in advance of a meeting.

Attendance by Management

The Chairman of the Board or the CEO may invite one or more members of management to be in regular attendance at board meetings and may include other officers and employees from time to time as appropriate in the circumstances.

Access to Information; Outside Advisors

The Board shall have free access to information and the officers, management, employees and consultants of the Company.  The Board also has complete access to independent advisors, including the independent auditors and outside counsel of its choice with respect to any issues relating to its activities.  The Company shall provide the funds necessary to pay for independent advisors retained by the Board.

Director Compensation

Fees

Each independent director will be paid a fee for his or her services as a director. The Chairman of the Board and the chair of each Committee will also be paid a fee for his or her services as a chair.  In addition, the directors may be paid supplemental fees for special board meetings, attending business meetings on behalf of the Company or other activities which require a substantial commitment of time or travel.

Sole Compensation

Directors' fees must be the sole compensation paid by the Company for each independent director of the Company.

Determination of Fees

Directors' fees shall take into account the views of compensation experts; what is customary in relation to companies comparable in size and line of business; level of director involvement; and, any unique circumstances facing the Board. Directors' fees shall be set by the Board on an annual basis, ordinarily at the first board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee.

Equity Ownership

The Board believes directors should hold equity ownership in the Company, and that a portion of

Appendix A5

Directors' fees should consist of company equity in the form of stock units, stock grants and restricted stock. It is anticipated that each director will develop a meaningful equity position in the Company over time.  In addition, the Board may establish share ownership targets and ownership holding periods for directors.

Board Committees

Standing Committees

The full Board considers all major decisions of the Company; however, a substantial portion of the analysis and work of the Board is by standing Board Committees who are empowered to act on behalf of the full Board for those areas the Board has prescribed.  The Company shall have four standing Committees: (a) Audit; (b) Compensation; (c) Corporate Governance; and (d) Health, Safety, Environment and Reserves.

Ad Hoc Committees

From time to time, the Board may designate ad hoc committees.  Such committees shall have the authority and responsibilities delineated in the resolutions creating them.

Committee Size and Composition

Each standing committee shall consist of at least three voting members, and the voting members must all be independent directors.

Committee Appointments

Committee appointments to the standing committees and the chair of those committees shall be determined at the first Board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee.  In making its recommendations to the Board, the Corporate Governance Committee shall give consideration to rotating committee members from time to time; subject matter expertise of individual board members; applicable regulatory or listing requirements; tenure; and, the desire and time availability of individual Board members.

Committee Charters

Each standing committee must adopt a written charter, and submit a copy of the charter to the Board for approval.  The adequacy of the charters of each standing committee will be reviewed at least annually.

Committee Reports

Reports on each Committee meeting are made to the full Board.  All directors will be furnished copies of each Committee's minutes.

Audit Committee

The following guidelines shall apply only to the Audit Committee:

•	Each member of the Audit Committee must meet the independence requirements of applicable securities laws and regulations and exchange listing standards.

•	The chair of the Audit Committee must have accounting or financial management experience.

•	At least one member of the Audit Committee must be determined by the Board to qualify

Appendix A6

as a "financial expert" as that term is defined in Securities Exchange Commission rules.

•
Each member of the Audit Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. A director is financially literate if he or she has the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

•
An Audit Committee member may not serve on the audit committee of more than three publicly held companies, unless the Board determines that such simultaneous service will not impair the ability of such member to effectively serve on the Company's Audit Committee.

Committee Secretary

The Secretary to the Company or a Committee designee shall record the minutes of each Committee meeting.

Meetings

There is no fixed schedule for how often Committees must meet; however, the Audit Committee shall meet at least quarterly with management, internal auditors and the independent auditors.  Committee meetings will ordinarily take place on the day before a regular Board meeting and at such other times as determined by the chairs of each Committee.

Annual Assessment

Each Committee will annually assess its performance to confirm it is meeting its responsibilities under its charter.  The results of the review shall be provided to the chair of the Corporate Governance Committee.

Management Responsibilities

Periodic Reports

Management shall routinely send to the directors monthly financial statements, operations reports, earnings reports, analysts' reports and other information designed to keep the directors informed of the material aspects of the Company's business, performance and prospects.  Management shall also be responsive to requests for information from Board members.

Board Materials

Management is responsible for the preparation and timely distribution of materials for Board and Committee meetings.

Press Releases

All non-routine press releases shall be distributed to directors sufficiently in advance of their release so as to afford each accessible director a reasonable opportunity to comment on the release.

Company Spokesperson

The Board believes that management should speak for the Company.  Individual directors may, from time to time, receive requests for comment from various constituencies who are involved with the Company.  If

Appendix A7

comments from the Board are appropriate, they should be made only with the knowledge of the executive officers and, absent special circumstances, come only from the Chairman or the Company's designated spokesperson.

These Corporate Governance Guidelines and the charters of the Board committees shall be posted on the Company's website.  The Company's website shall provide information on how to contact the Directors.

Appendix A8

APPENDIX "B"
ADVANCE NOTICE BY-LAW

SONDE RESOURCES CORP.
(the "Company")

INTRODUCTION

The Company is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Company and shareholders to evaluate all nominees’ qualifications and suitability as a director of the Company; and (iv) allowing shareholders to cast an informed vote.

The purpose of this Advance Notice By-law (the "By-law") is to provide shareholders, directors and management of the Company with guidance on the nomination of directors. This By-law is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

It is the position of the Company that this By-law is beneficial to shareholders and other stakeholders.  This By-law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.
Nomination procedures - Subject only to the Business Company's Act  (Alberta) (the "Act") and the articles of the Company (the "Articles"), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors of the Company (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

	a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.
by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-law.

2.
Timely notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company.

3.	Manner of timely notice - To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

Appendix B1

a.
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	Proper form of timely notice - To be in proper written form, a Nominating Shareholder’s notice to the Corporate C of the Company must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of  directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.
as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.
Eligibility for nomination as a director - No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	Terms - For purposes of this By-law:

a.
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at  www.sedar.com; and

Appendix B2

b.
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7.
Delivery of Notice - Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary of the Company pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Board Discretion - Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

Appendix B3

APPENDIX "C"

SHAREHOLDER RIGHTS PLAN

The following summary of terms of the Rights Plan is qualified in its entirety by reference to the text of the Rights Agreement.  A Shareholder or other interested party may obtain a copy of the proposed Rights Agreement which is filed on SEDAR at www.sedar.com or by contacting the Chief Financial Officer of the Company, by mail at 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, by telephone at (403) 237-5559.

Term

The Rights Plan will expire upon the termination of the Meeting, unless the ordinary resolution relating to the continuance of the Rights Agreement is approved at the Meeting.  If the resolution is approved by Shareholders, the Rights Plan will continue until the termination of the annual meeting of the Shareholders in 2016, unless extended beyond such date by a further resolution of Shareholders in accordance with the Rights Agreement or unless earlier terminated in connection with its provisions.

Issuance of Rights

Pursuant to the Rights Plan, one right (a "Right") was issued by the Company in respect of each Voting Share outstanding as of the close of business (Calgary time) (the "Record Time") on June 3, 2010 (the "Effective Date").  "Voting Shares" include the Common Shares and any other shares in the capital of the Company entitled to vote generally in the election of all directors of the Company which may be issued from time to time. As of the date hereof, the only Voting Shares outstanding are the Common Shares.  After the Record Time and prior to the earlier of the Separation Time or expiration of the Rights as set out in the Rights Agreement, one Right is issued for each Voting Share issued by the Company.

The issuance of the Rights was not and is not dilutive and does not affect reported earnings or cash flow per share until the  Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights does not change the manner in which Shareholders currently trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for Common Shares issued from and after the Record Time.  Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend (or may bear the legend set forth under the prior rights plan agreement).  Shareholders are not required to return their certificates in order to have the benefit of the Rights.  Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares.  From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time" which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.
a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person") meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a "Permitted Bid" or "Competing

Appendix C1

Permitted Bid" (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

2.
the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

As soon as practicable following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time.  The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.  Following a transaction which results in a person become an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights.  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void.  A Flip-In Event does not include acquisitions approved by the Board of Directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

1.	the takeover bid must be made by means of a takeover bid circular;

2.	the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

3.
no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have bee deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

4.
no Voting Shares are taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under securities law); and (ii) 60 days (or

Appendix C2

such shorter period of time as may be permitted by the Board from time to time) following the date of the takeover bid;

5.
Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

6.
if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

1.
the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

2.
the Shareholder who has agreed to tender voting shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the Shareholder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is equal to or greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the Shareholder has agreed to deposit or tender voting shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

3.
no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

Appendix C3

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders.  In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror.  Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding.  The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The continuation of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may, with the approval of the holders of Common Shares (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Rights Agreement.  The Company may make amendments to the Rights Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Shareholders, make amendments which are required to maintain the validity of the Rights Agreement due to changes in any applicable legislation, regulations of rules.

Appendix C4

Document 2

FORM OF PROXY
SOLICITED BY THE MANAGEMENT OF SONDE RESOURCES CORP.

The undersigned holder ("Shareholder") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") hereby appoints Jack Schanck, President and Chief Executive Officer of the Company, or in lieu of the foregoing, Kerry Brittain, Chairman of the Board of the Company, or in lieu of the foregoing, _______________________________ as proxyholder for the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of Shareholders (the "Meeting") to be held at 3:00 p.m. (Calgary time) on June 19, 2013 and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting or any and all adjournments thereof and provided that without otherwise limiting the generality of the authority hereby conferred, the Common Shares registered in the name of the undersigned should be voted as specified below:

1.	On the ordinary resolution electing the directors as set forth in the Information Circular of the Company dated May 6, 2013 (the "Information Circular"):

	Kerry Brittain	VOTE FOR	☐	WITHHOLD VOTE	☐
	Dr. James Funk	VOTE FOR	☐	WITHHOLD VOTE	☐
	W. Gordon Lancaster	VOTE FOR	☐	WITHHOLD VOTE	☐
	James H.T. Riddell	VOTE FOR	☐	WITHHOLD VOTE	☐
	Dr. William J.F. Roach	VOTE FOR	☐	WITHHOLD VOTE	☐
	Gregory G. Turnbull	VOTE FOR	☐	WITHHOLD VOTE	☐

2.	On the ordinary resolution appointing Deloitte LLP, Chartered Accountants, as auditors of the Company at such remuneration as may be approved by the board directors of the Company:

		VOTE FOR	☐	WITHHOLD VOTE	☐

3.	On the ordinary resolution to confirm the adoption of a by-law providing advance notice requirements for the nomination of directors:

		VOTE FOR	☐	WITHHOLD VOTE	☐

4.	On the ordinary resolution to confirm the renewal of the Company's shareholder rights plan:

		VOTE FOR	☐	WITHHOLD VOTE	☐

5.
To vote in the proxyholder's discretion upon amendments or variations to the matters identified in the Notice of Annual and Special Meeting of Shareholders ("Notice of Meeting") and any other business which may properly come before the Meeting or any adjournment thereof.

The undersigned revokes any proxies previously given to vote the Common Shares covered by this proxy.

DATED this ___ day of ______________, 2013.

Signature of Shareholder

Name of Shareholder (Please Print)

NOTES:

1.	If you are a registered Shareholder and are unable to attend the Meeting in person, kindly fill in, sign and return the enclosed instrument of proxy.

2.
The Shareholder submitting this proxy has the right to appoint a person (who need not be a Shareholder of the Company) to represent such Shareholder at the Meeting other than Jack Schanck or Kerry Brittain. To exercise this right, the Shareholder may either insert the name of the desired representative in the blank space provided and strike out the other names or submit another form of proxy. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SHAREHOLDER BUT IF NO SPECIFICATION IS MADE, THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR ALL ITEMS.

3.
If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority upon the Shareholder's nominee to vote on such amendments, variations or other matters as such nominee sees fit. At the date of the Notice of Meeting, management knew of no such amendments, variations or other matters to come before the Meeting.

4.
This proxy must be signed by the registered Shareholder or such Shareholder's attorney in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized (a copy of such authorization should accompany the form of proxy). Any proxy which is undated will be deemed to bear the date on which it was mailed to the Shareholder.

5.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

6.
You may use the internet site at www.valianttrust.com to transmit your voting instructions. You should have this form of proxy in hand when you access the web site. You will be prompted to enter your Control Number, which is located on this Form of Proxy. If you vote by internet, your vote must be received not later than 3:00 p.m. (Calgary time) on June 17, 2013 or 48 hours prior to the time of any adjournment of the Meeting.

7.
This website may be used to appoint a proxy holder (the "proxy holder") to attend and vote on your behalf at the Meeting and to convey your voting instructions. Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions, you may resubmit their proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above. IF YOU VOTE BY THE INTERNET, DO NOT MAIL BACK THIS PROXY.

8.
If you do not vote using the Internet as provided in item 6 above, please mark, sign, date and return this proxy promptly. Properly executed forms of proxy must be received by 3:00 p.m. (Calgary time) on June 17, 2013 or two business days preceding the date of any adjournment. Proxies may be delivered using the enclosed self-addressed envelope, or by otherwise delivering them to Valiant Trust Company, 310, 606 - 4 Street SW, Calgary, AB T2P 1T1 or by Fax: 403-233-2857.

Document 3

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held June 19, 2013

TO THE SHAREHOLDERS OF SONDE RESOURCES CORP.

Notice is hereby given that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, June 19, 2013, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2012 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint Deloitte LLP as auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to confirm the adoption of a by-law providing advance notice requirements for the nomination of directors;

5.	to confirm the renewal of the Company's shareholder rights plan; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Only Shareholders of record at the close of business on May 17, 2013 are entitled to receive notice of and to vote at the Meeting or any adjournment.

If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Common Shares, at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857. Alternatively, registered Shareholders may use the internet site at www.valianttrust.com to transmit their voting instructions. All proxies and voting instructions must be received by Valiant Trust Company by no later than 3:00 p.m. (Calgary time) on June 17, 2013 or two business days preceding the date of any adjournment. For further instructions on voting using the internet, see "Appointment and Revocation of Proxies" in the accompanying Information Circular.

If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Jack W. Schanck"
Jack W. Schanck

President and Chief Executive Officer
May 6, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	June 3, 2013	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer